SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of February 2007
REUTERS GROUP PLC
(Translation of registrant’s name into English)
THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP,
ENGLAND
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑       Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐       No ☑

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant)
Dated: March 2, 2007	By:	/s/ Nancy C. Gardner

REUTERS GROUP PLC – PRELIMINARY RESULTS (UNAUDITED)	1 March 2007
for the year ended 31 December 2006
REUTERS PRELIMINARY RESULTS
Business performance*
•	2006 revenue of £2,566 million, up 6.5% (6.2% on a constant currency basis, ahead of company guidance). Underlying revenue growth (excluding acquisitions, disposals and currency) of 4.8%

•	Trading profit* of £308 million, down 8%, including a net £77 million invested under Core Plus

•	Operating profit of £256 million, up 24%, driven by reduction in restructuring charges

•	Adjusted earnings per share* of 17.1p, up 24%

•	Free cash flow* improvement to £225 million (2005: £88 million), after capital expenditure of £228 million (2005: £178 million)

•	£661 million of cash returned to shareholders during the year via buybacks and dividends

•	Final dividend of 6.9p, up 12%, bringing full year dividend to 11.0p and reflecting growing confidence in future business performance
Operating highlights
•	Core Plus investments on track, including 1.3 percentage points of revenue growth. All four elements –transactions, high value content, enterprise solutions and new markets – now contributing to growth

•	Telerate integration delivering according to plan, with user migrations completed in Europe and Asia

•	FXMarketSpace has entered live testing with customers; launch expected at the end of March
Tom Glocer, Reuters Chief Executive, said: “In 2006 we achieved our immediate goal of restarting revenue growth as our Core Plus initiatives outperformed. We are off to a strong start in 2007, including the recently announced enterprise agreement with HSBC. I am determined to pursue my twin goals of growth and simplification under the Core Plus strategy. This will allow us to deliver strong, sustainable revenue growth and 17-20% trading margins over the medium term.”

UNAUDITED	Year to 31 December
	2006		2005		% change
BUSINESS PERFORMANCE*	£m		£m

Revenue	2,566		2,409		7%

Trading profit*	308		334		(8%)

Trading margin*	12%		14%
Adjusted EPS*	17.1	p	13.8	p	24%
STATUTORY RESULTS

Operating profit	256		207		24%
Profit before tax	313		238		32%
Profit for the year from discontinued operations	12		253		—
Profit for the year	305		482		(37%)
Basic earnings per share	23.6	p	32.6	p	(28%)
Dividend per ordinary share	11.0	p	10.0	p	10%

*	This release includes certain non-GAAP figures which are business performance measures used to manage the business. See pages 23 to 37 for explanations and reconciliations to the most directly comparable statutory figures. Business performance measures are also reconciled to the statutory results at www.about.reuters.com in the Investors section under Financial Data.
Trading profit and trading margin are defined as operating profit from continuing operations before restructuring charges associated with Fast Forward and acquisitions, impairments & amortisation of intangibles acquired via business combinations, investment income, profits from disposals of subsidiaries and fair value movements.
Adjusted EPS is defined as basic EPS from continuing operations before impairments & amortisation of business combination intangibles, investment income, profit on disposals, fair value movements and related taxation effects.
Free cash flow is defined as cash movements, other than those which are either discretionary in nature or unrelated to ongoing recurring operating activities such as acquisitions and disposals and dividends.

GUIDANCE
Revenue
Reuters expects to deliver underlying revenue growth of 6% or better in 2007.
Trading margin
Reuters expects to increase trading margins to 13-14% in 2007, on track to achieve its medium term trading margin target of 17-20%.
Capital expenditure
Reuters will keep capital expenditure in 2007 at similar levels to 2006 in order to continue investing in service resilience.
CURRENCY
Although currency had a negligible effect on Reuters trading profit in 2006, the impact of Sterling strength against the Euro and the US dollar is expected to be more material in 2007 if current rates persist. This is because major sources of revenue growth – Reuters largest accounts worldwide, for example – are typically dollar priced while the size of Reuters dollar denominated cost base has reduced. At current exchange rates and currency mix, a 5 cent weakening in either the US dollar or the Euro would decrease Reuters trading profit by approximately £10 million, and vice versa.
CAPITAL STRUCTURE
Reuters will actively manage its capital structure to maintain a strong investment grade rating of BBB+ /Baa1 and, to the extent that it generates cash surplus to its needs, will continue to seek to return that cash to shareholders. Based on current investment plans, Reuters expects to increase the buyback during 2007 to £400 — £425 million, which includes the £250 million remaining of the £1 billion buyback announced in July 2005. In future, share buybacks will be considered periodically, based on business performance, investment opportunities and the BBB+ /Baa1 ratings target.
This announcement includes forward-looking statements. See page 38 for a description of risk factors.

REUTERS RESULTS – YEAR ENDED 31 DECEMBER 2006 (UNAUDITED)

	Year to 31 December
	2006		2005
STATUTORY RESULTS (UNAUDITED)	£m		£m

Revenue	2,566		2,409
Operating profit	256		207
Net finance costs	(15)		(12)
Profit on disposal of associates, joint ventures & available-for-sale financial assets	76		38
Share of post-taxation (losses) / profits from associates & joint ventures	(4)		5
Profit before taxation	313		238

Profit for the year from continuing operations	293		229

Discontinued operations
Profit for the year from discontinued operations	12		253

Profit for the year	305		482

Basic earnings per share	23.6	p	32.6	p
Dividend per ordinary share	11.0	p	10.0	p

Business Performance Measures* (unaudited)
Operating profit	256		207
Excluding:

Restructuring charges from Fast Forward and acquisition of Telerate	13		112
Impairments & amortisation of business combination intangibles	24		22
Investment income	—		(1)
Profit on disposal of subsidiaries	(4)		(4)
Fair value movements	19		(2)

Trading profit*	308		334

Trading margin*	12%		14%
Adjusted EPS*	17.1	p	13.8	p

*	Refer to definitions of Business Performance Measures on page 1.
Revenue
Full year revenue grew 6.5% to £2,566 million (2005: £2,409 million). Constant currency revenue growth of 6.2% is ahead of company guidance.
Acquisitions (principally Telerate) contributed 1.4 percentage points of growth, in line with integration plans.
On an underlying basis, revenue grew by 4.8%, of which 1.3 percentage points (£32 million) came from Core Plus initiatives. All four elements of Core Plus – electronic transactions, high value content, enterprise solutions and new markets – are now contributing to revenue growth.
Excluding the effects of Core Plus, the core business saw underlying revenue growth of 3.5%, driven by the 2006 price increase, volume growth and recoveries (exchange fees and specialist data). The key drivers of volume growth are: new sales and migrations to Reuters premium 3000 Xtra product; Reuters Knowledge – principally on the buy side; Enterprise Datafeeds and Trade and Risk Management software.
Revenue grew in all geographic regions. The Americas saw underlying growth of 8%, driven by strong sales of Enterprise solutions and Media services and good progress with Reuters Knowledge. Asia grew 6% on an underlying basis, benefiting from improved trading conditions in Japan, market-leading positions in China and India and swift completion of the Telerate integration project. EMEA grew 3% on an underlying basis, with strong trading in the Nordic region, Russia and the Gulf counterbalanced by consolidation in the German, Swiss and Italian markets.

Trading Costs
Trading costs (including Core Plus investments for growth and transformation) totalled £2,258 million in 2006 (2005: £2,075 million). The increase in trading costs included new investment of £65 million to drive Core Plus growth initiatives and £49 million to drive transformation, partially offset by the early delivery of £5 million of Core Plus savings.
Trading Profit
Reuters delivered trading profit of £308 million (2005: £334 million). Trading profit was driven by revenue growth, the last tranche of Fast Forward savings, continued tight cost control and £10 million of benefit from acquisitions. These benefits were more than offset by £77 million net new investment to drive Core Plus. The business delivered trading margins of 12% after Core Plus investment.
Operating Profit
Operating profit rose by 24% to £256 million (2005: £207 million), after £13 million of Telerate restructuring charges. This growth reflects a substantial reduction in restructuring charges as the Fast Forward programme came to an end.
Profit before taxation
Profit before taxation was £313 million (2005: £238 million), boosted by profits from the sale of the majority of Reuters stake in Factiva.
Profit for the year
Statutory profit for the year was £305 million (2005: £482 million). 2005 profit was boosted by profits from the disposal of Instinet.
Adjusted earnings per share
Adjusted earnings per share rose by 24% to 17.1p (2005: 13.8p). The decline in trading profit was more than offset by the reduction in restructuring charges and reduced number of shares in issue.
Basic earnings per share
Basic EPS declined by 28% to 23.6p (2005: 32.6p), driven by the reduction in profits on disposal.
Cash Flow
Reuters had net debt of £333 million at 31 December 2006 (2005: net funds of £253 million), reflecting returns to shareholders via the dividend and ongoing share buyback, the payment of £187 million towards funding the deficit in two of Reuters UK defined benefit pension schemes and a net £2 million outflow from acquisitions and disposals, including £79 million from the disposal of Factiva.
Free cash flow totalled £225 million in 2006, a significant improvement over the £88 million delivered in 2005. This reflects lower cash restructuring charges and management action to improve working capital, which offset higher capital expenditure, cash tax and interest charges. Working capital was £111 million positive, although some of this improvement was due to timing around year-end cash flows, which will reverse in 2007. Cash conversion (i.e. trading cash flow divided by trading profit) in 2006 was 111%, with the increase in capital expenditure more than offset by working capital improvements.
2006 saw £228 million of capital expenditure (2005: £178 million). The increase was driven by investment in service resilience in Reuters data centres, transformation and new product development.

Share buyback
By 31 December 2006, Reuters had returned £750 million to shareholders through its on-market buyback programme, including £527 million in 2006.
Dividend
The Directors declared a final dividend of 6.9p per ordinary share, an increase of 12% over the prior year, reflecting Reuters continuing confidence in the future performance of its business. The total dividend payment for the year is 11.0p, an increase over 2005 of 10%.
Reuters is committed to maintaining a progressive dividend policy, which reflects its long-term earnings potential, while moving towards minimum dividend cover of at least two times based on adjusted earnings.

SALES & TRADING DIVISION RESULTS – YEAR ENDED 31 DECEMBER 2006 (UNAUDITED)

	Year to 31 December		% Change	% Change
	2006	2005*	Actual	Underlying
	£m	£m

Revenue	1,690	1,613	5%	3%
Trading costs	(1,476)	(1,373)	8%	6%
Trading profit	214	240	(10%)	(17%)

Trading margin	13%	15%

Operating profit	174	155	13%

*	In 2006, Reuters made changes to the allocation of revenue and trading costs between business divisions, to reflect changes in the management of certain products. 2005 comparatives have therefore been restated to increase Sales & Trading revenue by £18 million and trading costs by £19 million, and to reallocate £1million of amortisation on intangible assets arising on the acquisition of Telerate from Enterprise to Sales & Trading, in line with the allocation of revenues from Telerate products.
Sales & Trading – Reuters largest business division – returned to underlying revenue growth in 2006 under a new management team led by Mark Redwood. Trading profit declined an underlying 17% as a result of significant investment in Core Plus initiatives such as transactions services and new customer administration systems, the effect of which was balanced to some extent by operating efficiencies across the division. These initiatives are expected to deliver further underlying revenue growth, and margin improvement, in 2007 and beyond.
The Sales & Trading division’s strategic focus is to become the leading provider of content and transactions services for traders and salespeople, across the financial markets, globally. The key to delivering profitable growth is to focus on scaling the transactions businesses, exploiting opportunities in new and emerging markets and reducing the cost and complexity of technology platforms.
Recurring revenue from Sales & Trading grew 2% on an underlying basis. The biggest driver was Reuters flagship desktop product, Reuters 3000 Xtra, which saw subscription revenue grow by 8% on an underlying basis. While this increase was driven in part by migrations from other Reuters desktop products, the highest proportion came from new sales, benefiting from favourable market conditions, new sales into areas such as credit derivatives and customers wanting to trade on new transactions services. Reuters Trader for Commodities also saw excellent growth, reflecting volatile energy and commodities markets.
Strong foreign exchange markets, as well as new services such as prime brokerage, drove underlying growth in Sales & Trading usage revenues – of 23% to £93 million. Reuters conversational dealing service also saw underlying revenue growth driven by an active global FX market and emerging markets expansion. Reuters leading position in FX is creating significant new growth opportunities such as the FXMarketSpace joint venture with the Chicago Mercantile Exchange (CME).
Transactions services were the major area of growth-focused Core Plus investment in Sales & Trading during 2006. Reuters Trading for Foreign Exchange saw very encouraging volume growth, while Reuters Trade Notification Service is beginning to establish itself as an industry standard for post trade messaging among FX brokers and their clients. The launch of Reuters Trading for Exchanges (RTEx), which enables customers to transact exchange-traded instruments – was recently boosted by an agreement with BNY ConvergEx to offer its global trading services through this platform, bringing the number of brokers live on the platform to eight.
A key part of strengthening Reuters position in Sales & Trading in 2006 was to migrate former Telerate customers to the latest Reuters products. In line with the integration plan, the Telerate migration was completed in Europe and Asia by the end of 2006, and is due to be completed in the Americas and with Reuters largest global customers in 2007. Telerate profits are in line with the original acquisition plan.

RESEARCH & ASSET MANAGEMENT DIVISION RESULTS – YEAR ENDED 31 DECEMBER 2006 (UNAUDITED)

	Year to 31 December		% Change	% Change
	2006	2005*	Actual	Underlying
	£m	£m

Revenue	298	258	15%	12%
Trading costs	(305)	(276)	10%	8%
Trading loss	(7)	(18)	—	—

Trading margin	(2%)	(6%)

Operating loss	(12)	(35)	—

*	In 2006, Reuters made changes to the allocation of revenue and trading costs between business divisions, to reflect changes in the management of certain products. 2005 comparatives have therefore been restated to decrease Research & Asset Management revenue by £10 million and trading costs by £12 million.
The Research & Asset Management division made progress towards profitability in 2006, with a 12% underlying revenue increase beginning to drive better scale economies. The business also saw substantial investments under the Core Plus programme in 2006, specifically in high value content. There was a smooth management transition at year end, with Michael Peace taking over responsibility for the division on the retirement of Julie Holland. In 2007 Research & Asset Management is expected to sustain its strong revenue growth, and improve profitability.
Research & Asset Management aims to provide independent content and insight to two distinct user communities: Investment Banking, Investment Management & Corporates (IB&IM) and Wealth Management.
Investment Banking, Investment Management & Corporates were the major revenue drivers for the division in 2006, with total revenues growing 22% on an underlying basis to £171 million. Revenues were driven by the addition of 3,000 standalone Reuters Knowledge positions (bringing the total to 14,000) and the sale of Reuters Knowledge embedded in Xtra and datafeeds. The superior quality of Reuters company fundamentals and estimates data was key to driving growth in both feeds and desktops. Reuters also benefited as customers broadened their global coverage, by providing in depth information on emerging markets such as China and India.
Revenue from the Wealth Management customer base grew 1% on an underlying basis to £127 million. Ongoing management actions to restructure the unprofitable low tier desktop business limited top line growth, but moved this part of the business closer to profitability. Customer demand is growing for datafeed and online solutions within their wealth management workflow and for Lipper funds information. Simplification will remain a key Wealth Management theme in 2007 with the beginning of convergence of several existing products onto the global Reuters Knowledge for Wealth Management platform.
The major areas of investment in Research & Asset Management during the year were in high value content and new functionality for Reuters Knowledge. With Reuters Knowledge now on a quarterly release cycle, new content can be released to customers more quickly. The 2005 acquisition of Ecowin also contributed profits in 2006. Other initiatives, such as the formation of a primary research group to create and sell proprietary content, are expected to deliver benefit over a longer time horizon, and are being received well in early client testing.

ENTERPRISE DIVISION RESULTS – YEAR ENDED 31 DECEMBER 2006 (UNAUDITED)

	Year to 31 December		% Change	% Change
	2006	2005*	Actual	Underlying
	£m	£m

Revenue	408	385	6%	6%
Trading costs	(323)	(291)	11%	10%
Trading profit	85	94	(10%)	(6%)

Trading margin	21%	24%

Operating profit	79	76	3%

*	In 2006, Reuters made changes to the allocation of revenue and trading costs between business divisions, to reflect changes in the management of certain products. 2005 comparatives have therefore been restated to decrease Enterprise revenue by £8 million and trading costs by £7 million, and to reallocate £1million of amortisation on intangible assets arising on the acquisition of Telerate from Enterprise to Sales & Trading, in line with the allocation of revenues from Telerate products.
The Enterprise division, under the leadership of Peter Moss, achieved a strong return to revenue growth in 2006 – 6% on an underlying basis. Although Core Plus investment reduced trading profit, trading margin remained above 20%. In 2007, Enterprise is targeting higher levels of revenue growth and improved profitability.
Reuters financial services customers are looking to grow revenues and cut costs through increased levels of business automation. The Enterprise division is well placed to help them achieve these goals, and has made significant progress during 2006.
Enterprise Information saw the best revenue growth within the Enterprise division. On an underlying basis, revenues grew 13% to £220 million. Financial services customers are consuming more and more data as they seek to provide a competitive edge for their customers, and become increasingly sophisticated in funds valuation and understanding of risk. The breadth, depth and reliability of Reuters Enterprise Information make it a market leader in these fields.
Trade and Risk Management also benefited from demand for business automation, and saw revenues grow 12% on an underlying basis to £92 million. The Kondor+ trade and risk management desktop product was significantly upgraded in the course of the year, and the launch of Kondor+ Trade Processing added front-to-back office trade management capabilities to further the automation of trading businesses. Application Networks was acquired and integrated during 2006. Although its initial contribution to revenues was small, the sales pipeline for 2007 is strong.
Information Management Systems (IMS) continued to see revenue declines – by 12% on an underlying basis — to £96 million driven by the move to desktop based solutions at smaller sites, withdrawal from the hardware business and the fact that the majority of customers have now migrated from legacy platforms onto Reuters Market Data System (RMDS). By the end of 2006, IMS had seen the majority of the flow-through effect of migrating customers from legacy TIB/Triarch systems to RMDS, as well as from exiting other legacy business. New Core Plus products such as Reuters Wireless Delivery System and Reuters Tick Capture Engine started to generate revenue in 2006, and are expected to make a larger contribution in 2007. Widespread customer use of RMDS as a platform for making information available throughout an enterprise is of key strategic importance to Reuters.
During 2006, the Enterprise division invested in a series of new initiatives under Core Plus to broaden its suite of business automation solutions. For example, Reuters Datafeed Direct, Reuters DataScope Tick History, Reuters Tick Capture Engine and Machine Readable News support evolving trends in automated trading.

MEDIA DIVISION RESULTS – YEAR ENDED 31 DECEMBER 2006 (UNAUDITED)

	Year to 31 December		% Change	% Change
	2006	2005	Actual	Underlying
	£m	£m

Revenue	170	153	11%	10%
Trading costs	(154)	(135)	13%	12%
Trading profit	16	18	(5%)	1%

Trading margin	10%	12%

Operating profit	15	11	43%

The Media division delivered strong revenue growth in 2006 – 10% on an underlying basis. Trading profit remained stable on an underlying basis. A strong performance from the Agency business balanced investment in Core Plus to capitalise on the high growth potential in interactive media offerings. Chris Ahearn strengthened his team during the year by adding editorial, marketing, technology and advertising expertise. In 2007, the division is expected to maintain similar levels of growth, at improved margins, as it begins to realise scale advantages in the newer businesses and benefits from the increased functionality of its new web platform.
Revenue from Agency Services grew 6% on an underlying basis to £143 million, driven principally by strong new sales of TV subscriptions, particularly in the Middle East and Central and Eastern Europe, and increased customer use of pictures services. As publishers and broadcasters retrench and seek to control their direct editorial costs, new revenue opportunities for Reuters News Agency have opened and continue to be pursued. In addition, the demand for video for inclusion in the online properties of traditional newspaper clients has fuelled demand for Reuters television feeds.
Consumer Media revenue grew 39% to £27 million, driven principally by strong growth in online advertising on the reuters.com sites. Nielsen//NetRatings ranked Reuters as the fifth most visited financial news and information site in the US, ahead of Dow Jones Online and in the UK, Reuters is the fourth most visited site in the business and finance category, according to comScore Media Metrix.

Notes
Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Through reuters.com and other digital properties, Reuters now also supplies its trusted content direct to individuals. Reuters drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 16,900 staff in 94 countries, including 2,400 editorial staff in 196 bureaux serving 131 countries. In 2006, Reuters revenues were £2.6 billion.
Reuters and the sphere logo are the trade-marks of the Reuters group of companies.
Reuters Group preliminary results presentation for investors and analysts will be webcast live today from 10:00 GMT and available for replay from 13:00 GMT at http://about.reuters.com/webcast/resultsq406.
Reuters will hold a conference call for US investors at 15:00 GMT/10:00 EST. To participate, please register on-line at http://registration.intercall.com/go/reutersir. An e-mail confirmation, containing the dial-in details, will be sent by return.
Photographs are available at www.about.reuters.com/pressoffice/library/photos/senior.asp
This announcement includes forward-looking statements. See page 38 for a description of risk factors.
Contacts

Investors		Press

Miriam McKay	Tel: +44 (0) 20 7542 7057	Ed Williams	Tel: +44 (0) 20 7542 6005
miriam.mckay@reuters.com		ed.williams@reuters.com

Karen Almeida	Tel: +44 (0) 20 7542 8617	Steve Clarke	Tel: + 44 (0) 20 7542 6865
karen.almeida@reuters.com		steve.clarke@reuters.com

Chris Collett	Tel: +44 (0) 20 7542 2867
chris.collett@reuters.com

SUMMARISED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2006 (UNAUDITED)
CONTENTS

FINANCIAL STATEMENTS
1	Consolidated income statement for the year ended 31 December 2006 (unaudited)
2	Consolidated statement of recognised income and expense for the year ended 31 December 2006 (unaudited)
3	Consolidated balance sheet at 31 December 2006 (unaudited)
4	Consolidated cash flow statement for the year ended 31 December 2006 (unaudited)
5	Basis of preparation (unaudited)
6	Consolidated reconciliation of changes in equity (unaudited)
7	Net cash flows from operating activities for the year ended 31 December 2006 (unaudited)
8	Taxation (unaudited)
9	Dividends and earnings per share (unaudited)
10	Discontinued operations (unaudited)

REVENUE & ACCESSES
1	Revenue by Division by type – year ended 31 December 2006 (unaudited)
2	Revenue by Division by product family – year ended 31 December 2006 (unaudited)
3	Revenue by geography – year ended 31 December 2006 (unaudited)
4	Quarterly non-GAAP product family statistics (unaudited)

USE OF NON-GAAP MEASURES

RECONCILIATION OF NON-GAAP MEASURES
1	Reconciliation of operating profit to trading profit (unaudited)
2	Reconciliation of operating margin to trading margin (unaudited)
3	Reconciliation of operating costs to trading costs by Division (unaudited)
4	Reconciliation of operating profit to trading profit by Division (unaudited)
5	Reconciliation of operating margin to trading margin by Division (unaudited)
6	Reconciliation of non-GAAP basic EPS from continuing operations to basic EPS (unaudited)
7	Reconciliation of non-GAAP profit before taxation to profit before taxation (unaudited)
8	Reconciliation of actual percentage change to underlying change – Revenue by Division by type – year ended 31 December 2006 (unaudited)
9	Reconciliation of actual percentage change to underlying change – Revenue by Division by product family – year ended 31 December 2006 (unaudited)
10	Reconciliation of actual percentage change to underlying change – Revenue by geography – year ended 31 December 2006 (unaudited)
11	Reconciliation of actual percentage change to underlying change – Trading costs by Division – year ended 31 December 2006 (unaudited)
12	Reconciliation of actual percentage change to underlying change – Trading profit by Division – year ended 31 December 2006 (unaudited)
13	Reconciliation of actual percentage change to underlying change – Quarterly non-GAAP product family statistics (unaudited)
14	Reconciliation of actual percentage change to underlying change – Quarterly non-GAAP product family statistics (unaudited)
15	Components of net (debt) / funds at 31 December 2006 (unaudited)
16	Reconciliation of net cash flow to movement in net (debt) / funds for the year ended 31 December 2006 (unaudited)
17	Reconciliation of cash generated from operations to free cash flow (unaudited)

FORWARD-LOOKING STATEMENTS

FINANCIAL STATEMENTS
1) CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2006 (UNAUDITED)

	Year to 31 December
	2006		2005
	£m		£m

Revenue	2,566		2,409
Operating costs	(2,351)		(2,251)
Other operating income	41		49

Operating profit	256		207
Finance income	72		41
Finance costs	(87)		(53)
Profit on disposal of associates, joint ventures & available-for-sale financial assets	76		38
Share of post-taxation (losses) / profits from associates & joint ventures*	(4)		5

Profit before taxation	313		238
Taxation**	(20)		(9)

Profit for the year from continuing operations	293		229

DISCONTINUED OPERATIONS
Profit for the year from discontinued operations	12		253

PROFIT FOR THE YEAR	305		482

Attributable to:
Equity holders of the parent	305		456
Minority interest	—		26

EARNINGS PER SHARE
Basic	23.6	p	32.6	p
Diluted	23.1	p	31.7	p

EARNINGS PER SHARE FROM CONTINUING OPERATIONS
Basic	22.6	p	16.3	p
Diluted	22.2	p	15.9	p

*	Share of post-taxation (losses) / profits from associates and joint ventures includes a taxation charge of £2 million (2005: £1 million).

**	The taxation charge of £20 million includes a credit for UK taxation of £34 million (2005: £16 million), and a charge for overseas tax of £54 million (2005: £25 million).

2) CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE FOR THE YEAR ENDED 31 DECEMBER 2006 (UNAUDITED)

	Year to 31 December
	2006	2005
	£m	£m

Profit for the year	305	482
Actuarial gains / (losses) on defined benefit plans	6	(48)
Translation differences taken directly to reserves	(95)	118
Translation differences taken to the income statement on disposal of assets	—	(2)
Fair value gains / (losses) on available-for-sale financial assets	6	(15)
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	—	(73)
Fair value gains / (losses) on net investment hedges	34	(39)
Fair value gains taken to income statement on disposal of net investment hedges	—	(14)
Taxation on the items taken directly to or transferred from equity	(4)	14

Net losses not recognised in income statement	(53)	(59)

Total recognised income for the year	252	423

Attributable to:
Equity holders of the parent	252	374
Minority interest	—	49

*	Fair value gains and losses arise as a result of Reuters application of IAS 39 which was adopted from 1 January 2005.

The adoption of IAS 39 resulted in an increase in equity at 1 January 2005 of £129 million, of which £2 million was attributable to the minority interest. Refer to the Consolidated Reconciliation of Changes in Equity on page 17.

3) CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 2006 (UNAUDITED)

	At 31 December
	2006	2005
		Restated*
	£m	£m

ASSETS
Non-current assets	1,314	1,179
Current assets	606	957
Non-current assets classified as held-for-sale	—	1

Total Assets	1,920	2,137

LIABILITIES
Current liabilities	(913)	(797)
Non-current liabilities	(835)	(829)

Total Liabilities	(1,748)	(1,626)

NET ASSETS	172	511

SHAREHOLDERS’ EQUITY
Share capital	496	467
Other reserves	(1,738)	(1,692)
Retained earnings	1,414	1,736

TOTAL SHAREHOLDERS’ EQUITY	172	511

*	Reuters has reviewed its accounting policies in the context of emerging best practice and has revised its accounting policy for the share buyback programme to recognise irrevocable commitments put in place prior to the year end close period. During the close period following the 2006 year end, Reuters purchased 11.7 million shares (2005:13.5 million shares) under these commitments at a total cost of £53 million (2005: £59 million). The impact of the change in policy is to increase current liabilities and decrease net assets by £53 million (2005: £59 million). There is no impact on reported profit or cash flow. Share purchases under the buyback programme totalling £137 million for the period 1 January 2006 to 7 March 2006 , which included the £59 million described above, were disclosed previously under Note 38 ‘Post balance sheet events’ in the 2005 Annual Report and Form 20-F.

4) CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2006 (UNAUDITED)

	Year to 31 December
	2006	2005
	£m	£m

Cash flows from operating activities
Cash generated from operations (page 18)	311	271
Interest received	42	55
Interest paid	(61)	(49)
Tax paid	(34)	(24)

Net cash flow from operating activities	258	253

Cash flows from investing activities
Acquisitions, net of cash acquired	(67)	(124)
Disposals, net of cash disposed	65	246
Purchases of property, plant and equipment	(122)	(145)
Proceeds from sale of property, plant and equipment	5	3
Purchases of intangible assets	(106)	(40)
Purchases of available-for-sale financial assets	—	(1)
Proceeds from sale of available-for-sale financial assets	—	85
Dividends received	3	5

Net cash flow from investing activities	(222)	29

Cash flows from financing activities
Proceeds from issue of shares	32	10
Share buyback	(527)	(223)
(Increase) / decrease in short-term investments	(196)	248
Increase / (decrease) in borrowings	270	(144)
Equity dividends paid to shareholders	(134)	(140)

Equity dividends paid to minority interests	—	(23)

Net cash flow from financing activities	(555)	(272)

Exchange (losses) / gains on cash and cash equivalents	(13)	66

Net (decrease) / increase in cash and cash equivalents	(532)	76

Cash and cash equivalents at the beginning of the year	637	561

Cash and cash equivalents at the end of the year	105	637

5) BASIS OF PREPARATION (UNAUDITED)
Except as noted below, the above financial information has been prepared on a basis consistent with the accounting policies set out on pages 52 to 57 of Reuters Group PLC 2005 Annual Report and Form 20-F.
Reuters has reviewed its accounting policies in the context of emerging best practice and has revised its accounting policy for the share buyback programme to recognise irrevocable commitments put in place prior to the year end close period and will now record the commitments as a current liability. During the close period following the 2006 year end, Reuters purchased 11.7 million shares (2005: 13.5 million shares) under these commitments at a total cost of £53 million (2005: £59 million). The impact of the change in policy is to increase current liabilities and decrease net assets by £53 million (2005: £59 million).
The preliminary financial information is unaudited. The financial information set out in this report does not constitute statutory accounts as defined by the Companies Act 1985. Financial information for the year ended 31 December 2005 included herein is derived from the statutory accounts for that year, which have been delivered to the Registrar of Companies. The auditors’ report on those accounts was unqualified and did not contain a statement under section 237(2) or section 237(3) of the Companies Act

6) CONSOLIDATED RECONCILIATION OF CHANGES IN EQUITY (UNAUDITED)

	Year to 31 December
	2006	2005
		Restated*
	£m	£m

Balance at beginning of the year as previously reported	570	570
Prior year adjustment – share buyback programme	(59)	—
Transitional adjustment on first time adoption of IAS 39**	—	129

As restated and adjusted for IAS 39	511	699
Actuarial gains / (losses) on defined benefit plans	6	(48)
Translation differences taken directly to reserves	(95)	118
Translation differences taken to the income statement on disposal of assets	—	(2)
Fair value gains/ (losses) on available-for-sale financial assets	6	(15)
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	—	(73)
Fair value gains / (losses) on net investment hedges	34	(39)
Fair value gains taken to income statement on disposal of net investment hedges	—	(14)
Taxation on the items taken directly to or transferred from equity	(4)	14

Net expense recognised directly in equity	(53)	(59)
Profit for the year	305	482

Total recognised income for the year	252	423

Employee share schemes	30	49
Taxation on employee share schemes	1	11
Proceeds from shares issued to ordinary shareholders	32	10
Proceeds from shares issued to minority shareholders of Instinet	—	3
Repurchase of own shares	(467)	(224)
Shares to be repurchased	(53)	(59)
Dividends:
- Prior year final paid to ordinary shareholders	(81)	(86)
- Current year interim paid to ordinary shareholders	(53)	(54)
- Share of Instinet’s dividend paid to minority shareholders	—	(23)
Other movements	—	(1)
Minority interest in subsidiary disposed in year	—	(237)

Balance at the end of the year	172	511

*	The prior year adjustment in respect of the share buyback programme is described on page 14

**	The transitional adjustment on the balance sheet at 1 January 2005 primarily comprises recognition of the fair value of Reuters investments in SAVVIS (£45 million gain) and TSI (£86 million gain), offset by initial recognition of embedded derivatives (£14 million loss, plus £3 million tax credit).

7) NET CASH FLOWS FROM OPERATING ACTIVITIES FOR THE YEAR ENDED 31 DECEMBER 2006 (UNAUDITED)

	Year to 31 December
	2006	2005
	£m	£m

Net profit from continuing activities	293	229
Adjustments for:
Depreciation	95	99
Impairment of associates and joint ventures	—	2
Impairment of intangibles	—	1
Amortisation of intangibles	46	33
Profit on disposal of property, plant and equipment	(2)	—
Employee share scheme charges	30	30
Foreign exchange gains	(14)	(8)
Fair value movements on derivatives	19	(18)
Fair value movements on other financial assets	—	16
Profits on disposals	(80)	(42)
Income from investments	—	(1)
Share of post-taxation losses / (profits) of associates and joint ventures	4	(5)
Finance income	(72)	(41)
Finance costs	87	53
Taxation	20	9
Movements in working capital:
Decrease in inventories	—	2
Decrease in trade and other receivables	23	3
Increase / (decrease) in trade and other payables	51	(52)
(Decrease) / increase in pensions deficit	(176)	9
Decrease in provisions	(13)	(27)
Decrease in amounts payable to discontinued operations	—	(24)

Cash generated from continuing operations	311	268
Net cash generated from discontinued operations	—	3

Cash generated from operations	311	271

8) TAXATION (UNAUDITED)
The tax expense for the year of £20 million (2005: £9 million) comprises current and deferred tax. Tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.
The current tax expense is based on the results for the year as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that have been enacted or substantively enacted at the balance sheet date.
The effective tax rate for the period on profit from continuing operations before impairments and amortisation of business combination intangibles, investment income, profit on disposals and fair value movements is 20% (2005: 22%).
The tax expense includes a credit of £34 million in respect of UK taxation (2005: £16 million).
9) DIVIDENDS AND EARNINGS PER SHARE (UNAUDITED)

	Year to 31 December
	2006	2005
	pence	pence

Dividend per share
Prior year final paid	6.15	6.15
Current year interim paid	4.10	3.85

Basic earnings per share for the year is 23.6p (2005: 32.6p).
The weighted average number of ordinary shares used for the calculation of earnings per share was 1,297 million for the year ended 31 December 2006 (2005: 1,396 million). The total number of shares in issue, excluding treasury shares, was 1,253 million as at 31 December 2006 (2005: 1,352 million). The weighted average fully diluted number of shares in issue for the year ended 31 December 2006 was 1,321million (2005: 1,437 million).
A final dividend in respect of 2006 of 6.90p per ordinary share, taking the full year dividend to 11.0p, is to be proposed at the AGM on 26 April 2007. This 2006 final dividend is payable on 3 May 2007 to ordinary shareholders on the register as at 16 March 2007. The final dividend is payable on 10 May 2007 to American Depositary Shareholders on the record at 16 March 2007. The ex-dividend date for ordinary shareholders and American Depositary Shareholders is 14 March 2007.
10) DISCONTINUED OPERATIONS (UNAUDITED)
The ‘Profit for the year from discontinued operations’ line within the income statement comprises the post-taxation profit of discontinued operations and the post-taxation profit on their disposal.
The Group has no activities which are required to be classified as discontinued operations in 2006. An additional gain of £12 million has been recognised in 2006 arising from the disposal of Instinet Group in 2005.

	Year to 31 December
	2006	2005
	£m	£m

DISCONTINUED OPERATIONS
Profits after taxation of subsidiaries (net of taxation of £nil, 2005: £20 million)	—	69
Profit on disposal of subsidiaries (net of taxation of £nil, 2005: £43 million)	12	184

Profit for the year from discontinued operations	12	253

REVENUE & ACCESSES
1) REVENUE BY DIVISION BY TYPE – YEAR ENDED 31 DECEMBER 2006 (UNAUDITED)

	Year to 31 December		% Change
	2006	2005*	Actual	Underlying
	£m	£m

Recurring	1,593	1,531	4%	2%
Usage	93	76	22%	23%
Outright	4	6	(18%)	(13%)

Sales & Trading	1,690	1,613	5%	3%

Recurring	294	254	15%	12%
Usage	3	2	26%	27%
Outright	1	2	(39%)	(37%)

Research & Asset Management	298	258	15%	12%

Recurring	342	323	6%	6%
Outright	66	62	6%	7%

Enterprise	408	385	6%	6%

Recurring	134	127	6%	7%
Usage	36	26	36%	29%

Media	170	153	11%	10%

Recurring	2,363	2,235	6%	4%
Usage	132	104	26%	24%
Outright	71	70	3%	4%

Total revenue	2,566	2,409	7%	5%

*	In 2006, Reuters made changes to the allocation of revenue between Business Divisions, to reflect changes in the management of certain products. 2005 comparatives have therefore been restated to increase Sales & Trading revenue by £18 million, decrease Research & Asset Management revenue by £10 million and decrease Enterprise revenue by £8 million. 2005 comparatives have also been restated to reclassify £7 million of recurring revenue to usage revenue within the Media division.

2) REVENUE BY DIVISION BY PRODUCT FAMILY – YEAR ENDED 31 DECEMBER 2006 (UNAUDITED)

	Year to 31 December		% Change
	2006	2005*	Actual	Underlying
	£m	£m

Reuters Xtra	966	882	10%	7%
Reuters Trader	358	392	(9%)	(12%)
Recoveries	366	339	8%	7%

Sales & Trading	1,690	1,613	5%	3%

Reuters Xtra	85	67	25%	26%
Reuters Trader	10	9	4%	7%
Reuters Knowledge	76	57	33%	20%
Reuters Wealth Management	127	125	2%	1%

Research & Asset Management	298	258	15%	12%

Reuters Enterprise Information	220	195	13%	13%
Reuters Information Management	96	108	(11%)	(12%)
Reuters Trade and Risk Management	92	82	13%	12%

Enterprise	408	385	6%	6%

Agency Services	143	133	7%	6%
Consumer Media	27	20	38%	39%

Media	170	153	11%	10%

Total revenue	2,566	2,409	7%	5%

*	In 2006, Reuters made changes to the allocation of revenue between Business Divisions, to reflect changes in the management of certain products. 2005 comparatives have therefore been restated to increase Sales & Trading revenue by £18 million, decrease Research & Asset Management revenue by £10 million and decrease Enterprise revenue by £8 million.
Each Division consists of specific products. Each product falls into one Division except for 3000 Xtra and 2000/3000 products. Revenues at asset management clients are attributed to the Research & Asset Management Division by reference to activities at particular sites. All other revenues for these products are Sales & Trading revenues.
Where costs relate to a specific Division, they are mapped directly to that Division. Where costs are shared, Activity-Based Costing (ABC) techniques are used to appropriately apportion these costs between Divisions. These dynamic cost drivers (e.g. number of helpdesk calls, number of accesses, number of installations) are derived from various underlying source systems.
3) REVENUE BY GEOGRAPHY – YEAR ENDED 31 DECEMBER 2006 (UNAUDITED)

	Year to 31 December		% Change
	2006	2005*	Actual	Underlying
	£m	£m

Europe, Middle East & Africa	1,396	1,330	5%	3%
Americas	709	651	9%	8%
Asia	461	428	7%	6%

Total revenue	2,566	2,409	7%	5%

*	2005 comparatives have been restated to combine UK and Ireland, EMEA West and EMEA East as one region to reflect the way Reuters was managed in 2006.

4) QUARTERLY NON-GAAP PRODUCT FAMILY STATISTICS (UNAUDITED)

				Underlying
	Three months ended			percentage change
				Versus	Versus
	December	September	December	September	December
	2006	2006	2005	2006	2005

Period end accesses (000s)
3000 Xtra	112	108	100	3%	9%
Dealing	18	18	18	1%	2%
Other Xtra	2	2	2	2%	10%

Reuters Xtra	132	128	120	2%	8%

Legacy	55	64	74	(6%)	(12%)
Trader	45	44	42	2%	4%

Reuters Trader	100	108	116	(2%)	(5%)

Reuters Knowledge	14	13	11	8%	23%

Reuters Wealth Manager	96	96	99	(1%)	(4%)

Total period end accesses	342	345	346	—	1%

Access driven revenue (£m)
Reuters Xtra	233	224	214	4%	8%
Reuters Trader	74	80	91	(4%)	(11%)
Reuters Knowledge & Wealth Manager	18	18	18	1%	6%

Total access driven revenue	325	322	323	2%	3%
Other recurring revenue	265	264	265	3%	6%

Recurring revenue	590	586	588	2%	5%

Average revenue per access (£)
Reuters Xtra	585	590	593	—	(1%)
Reuters Trader	237	243	256	(2%)	(4%)
Reuters Knowledge & Wealth Manager	56	55	53	2%	10%

Total average revenue per access	311	310	305	1%	3%

USE OF NON-GAAP MEASURES
To supplement statutory measures, Reuters undertakes further analysis to break these measures out into their component parts, which results in the creation of certain measures which differ from the statutory headline indicators (‘non-GAAP measures’). The rationale for this analysis is outlined below, and reconciliations of the non-GAAP measures to statutory measures are included within the review of results. These measures are used by management to assess the performance of the business and should be seen as complementary to, rather than replacements for, reported statutory results.
1) Underlying and constant currency results
Period-on-period change in Reuters is measured in overall terms (i.e. actual reported results) and sometimes in underlying or constant currency terms as well. Constant currency change is calculated by excluding the impact of currency fluctuations. Underlying change is calculated by excluding the impact of currency fluctuations as well as the results of acquisitions and disposals. This enables comparison of Reuters operating results on a like-for-like basis between periods.
•	Constant currency results are calculated excluding the impact of currency fluctuations. Variations in currency exchange rates impact the results because Reuters generates revenues and incurs costs in currencies other than its reporting currency. Year-on-year, currency exchange rate movements will influence reported numbers to a greater or lesser extent, and therefore they are discussed separately from underlying results to make clear their impact on the overall growth or decline in operations. Constant currency results are calculated by restating the prior periods’ results using the current period’s exchange rates. This also reflects the variables over which management has control, as business units do not actively manage currency exposure, and business division operating performance is managed against targets set on a constant currency basis.

•	Underlying results are calculated excluding the impact of currency fluctuations as well as the results of entities acquired or disposed of during the current or prior periods from the results of each period under review. Underlying results reflect the operating results of the ongoing elements of each business division, and measure the performance of management against variables over which they have control, without the year-on-year impact of a step change in revenue and costs that can result from currency movements and acquisition or disposal activity.
2) Exclusion of restructuring charges
Reuters results are reviewed before and after the costs of Reuters business transformation plan (which included the Fast Forward programme) and acquisition integration charges.
Under the Fast Forward programme Reuters incurred restructuring charges relating primarily to headcount reduction and rationalisation of the company’s property portfolio. Fast Forward was a three year programme implemented to accelerate and expand on Reuters five year business transformation plan which was launched in 2001; the programme completed in 2005, as originally envisaged.
The Fast Forward programme was centrally managed, and its performance against targets was evaluated separately from the ongoing Reuters business. Fast Forward restructuring charges are therefore excluded from certain profit and margin measures.
Acquisition integration costs are one-off charges associated with transaction activity that do not recur. As described above, the charges in respect of acquisition activity are excluded to enable better like-for-like comparison between periods.
Because of their time-limited and defined nature, Reuters believes that presenting these measures, both including and excluding restructuring charges, gives investors a more detailed insight into the performance of management and the business. In addition, Reuters management uses both measures to assess the performance of management and the business.
3)	Exclusion of amortisation and impairment of intangibles acquired in a business combination, investment income, profit / (losses) from disposals, and fair value movements
For certain cost, profit, margin, cash flow and earnings per share measures, Reuters analyses its results both before and after the impact of restructuring charges, amortisation and impairments of intangibles acquired in a business combination, investment income, profits and losses from disposals, and fair value movements. The adjusted measures are referred to as ‘Trading Profit’, ‘Trading Costs’, ‘Trading Margin’ and ‘Trading Cash Flow’. The rationale for isolating restructuring charges is explained above.
Amortisation and impairment of intangibles acquired in a business combination, investment income and profit / (losses) from disposals
Reuters isolates the impact of income and charges in respect of its investments. Income and charges from investments relate to impairments of goodwill, subsidiaries, associates and joint ventures; impairments and amortisation of other intangibles acquired in a business combination; income from investments; and pre-taxation profits and losses on disposal of subsidiaries, joint ventures, associates and other investments.
Such charges and income may arise from corporate acquisition and disposal activity, rather than the ongoing operations of the business divisions, with a reasonable allocation being determined for segmental reporting. These are analysed and reviewed separately from ongoing operations, as this is consistent with the manner in which Reuters sets internal targets, evaluates its business units and issues guidance to the investor community.

(Note: Amortisation and impairment charges in respect of software and development intangibles are included within operating costs)
Fair value movements
Reuters also isolates the impact of movements in the fair value of financial assets held at fair value through profit or loss, embedded derivatives, and derivatives used for hedging purposes (where these changes are reflected in the income statement).
Financial assets held at fair value through profit or loss in 2005 included Reuters investment in SAVVIS convertible shares. This investment was sold as part of the acquisition consideration for Telerate. Fair value movements for this investment were analysed separately from the ongoing operations of the business units during 2005.
Embedded derivatives are foreign exchange contracts implicitly contained in some of Reuters revenue and purchase commitments. Changes in the fair value of embedded derivatives arise as a result of movements in foreign currency forward rates. The unpredictable nature of forward rates, the uncertainty over whether the gains or losses they anticipate will actually arise, and the volatility they bring to the income statement lead Reuters to consider that it is appropriate to analyse their effects separately from the ongoing operations of the business. This enables Reuters to undertake more meaningful period-on-period comparisons of its results, as well as to isolate and understand better the effect of future currency movements on revenue and purchase commitments. This separate analysis is also consistent with the manner in which Reuters sets its internal targets, evaluates its business divisions and issues guidance to the investor community.
The impact of fair value movements on derivatives relating to treasury hedging activity is also excluded, unless there is an equivalent offset in operating results. All derivatives undertaken provide effective economic hedges, but some may not qualify for hedge accounting and in these situations the reported impact of the underlying item and the economic hedge may not offset. The impact of treasury derivatives is mainly due to currency or interest rate movements and, as for the other items noted above, business division operating performance is managed against targets which exclude these factors.
Taxation
To ensure consistency, the non-GAAP EPS measure also eliminates the earnings impact of taxation charges and credits related to excluded items.
Adjusted EPS
Adjusted EPS is defined as basic EPS from continuing operations before impairments and amortisation of intangibles acquired via business combinations, fair value movements, investment income, disposal profits / losses and related tax effects.
Dividend policy
Presenting earnings before the impact of restructuring charges, amortisation and impairment of intangibles acquired in a business combination, investment income, disposals and fair value movements also helps investors to measure performance in relation to Reuters dividend policy. In 2001, Reuters Group defined the long-term goal of its dividend policy to be a dividend cover of at least two times, based on Reuters UK GAAP earnings before amortisation of goodwill and other intangibles, impairments and disposals. Reuters dividend policy remains unaltered. With the adoption of IFRS, the equivalent earnings measure is Reuters earnings (after interest and taxation) before amortisation and impairments of intangibles acquired in a business combination, fair value movements, investment income and profits / (losses) on disposals.
4) Free cash flow
Reuters free cash flow is used as a performance measure to assess Reuters ability to pay its dividend from cash flow. Free cash flow is intended to measure all Reuters cash movements, other than those which are either discretionary in nature or unrelated to ongoing recurring operating activities such as acquisitions and disposals and dividends paid out by Reuters. Whilst Reuters believes that free cash flow is an important performance measure in respect of its cash flows, it is not used in isolation, but rather in conjunction with other cash flow measures as presented in the financial statements.
5) Net funds / debt
Net funds / debt represents cash and cash equivalents and short-term investments, net of bank overdrafts and borrowings. This measure aggregates certain components of financial assets and liabilities and is used in conjunction with total financial assets and liabilities to manage Reuters overall financing position.

RECONCILIATION OF NON-GAAP MEASURES (UNAUDITED)
1) RECONCILIATION OF OPERATING PROFIT TO TRADING PROFIT (UNAUDITED)

	Year to 31 December
	2006	2005
	£m	£m

Operating profit from continuing operations	256	207
Excluding:
Restructuring charges	13	112
Impairments & amortisation of business combination intangibles	24	22
Investment income	—	(1)
Profit on disposal of subsidiaries	(4)	(4)
Fair value movements	19	(2)

Trading profit*	308	334

2) RECONCILIATION OF OPERATING MARGIN TO TRADING MARGIN (UNAUDITED)

	Year to 31 December
	2006	2005
	%	%

Operating margin from continuing operations	10%	9%
Excluding:
Restructuring charges	—	4%
Impairments & amortisation of business combination intangibles	1%	1%
Fair value movements	1%	—

Trading margin*	12%	14%

*	Trading profit and trading margin are defined as operating profit and margin from continuing operations before restructuring charges associated with Fast Forward and acquisitions, impairments & amortisation of intangibles acquired via business combinations, investment income, profits from disposals of subsidiaries and fair value movements.

3) RECONCILIATION OF OPERATING COSTS TO TRADING COSTS BY DIVISION (UNAUDITED)

	Year to 31 December
	2006	2005*
Continuing operations	£m	£m

Sales & Trading
Operating costs	1,543	1,495
Excluding:
Restructuring charges	(12)	(76)
Impairments & amortisation of business combination intangibles	(17)	(14)
Fair value movements	(18)	(16)
Other income	(20)	(16)

Trading costs	1,476	1,373

Research & Asset Management
Operating costs	315	293
Excluding:
Restructuring charges	—	(11)
Impairments & amortisation of business combination intangibles	(3)	(3)
Fair value movements	(3)	—
Other income	(4)	(3)

Trading costs	305	276

Enterprise
Operating costs	335	317
Excluding:
Restructuring charges	(1)	(17)
Impairments & amortisation of business combination intangibles	(3)	(4)
Fair value movements	(3)	—
Other income	(5)	(5)

Trading costs	323	291

Media
Operating costs	158	146
Excluding:
Restructuring charges	—	(8)
Impairments & amortisation of business combination intangibles	(1)	(1)
Fair value movements	(1)	—
Other income	(2)	(2)

Trading costs	154	135

*	In 2006, Reuters made changes to the allocation of trading costs between Business Divisions, to reflect changes in the management of certain products. 2005 comparatives have therefore been restated to increase Sales & Trading trading costs by £19 million, decrease Research & Asset Management trading costs by £12 million and decrease Enterprise trading costs by £7 million. 2005 comparatives have also been restated to reallocate £1million of amortisation on intangible assets arising on the acquisition of Telerate from Enterprise to Sales & Trading, in line with the allocation of revenues from Telerate products.

4) RECONCILIATION OF OPERATING PROFIT TO TRADING PROFIT BY DIVISION (UNAUDITED)

	Year to 31 December
	2006	2005*
Continuing operations	£m	£m

Sales & Trading
Operating profit	174	155
Excluding:
Restructuring charges	12	76
Impairments & amortisation of business combination intangibles	17	14
Investment income	—	(1)
Profit on disposal of subsidiaries	(3)	(7)
Fair value movements	14	3

Trading profit	214	240

Research & Asset Management
Operating loss	(12)	(35)
Excluding:
Restructuring charges	—	11
Impairments & amortisation of business combination intangibles	3	3
Loss on disposal of subsidiaries	—	5
Fair value movements	2	(2)

Trading loss	(7)	(18)

Enterprise
Operating profit	79	76
Excluding:
Restructuring charges	1	17
Impairments & amortisation of business combination intangibles	3	4
Profit on disposal of subsidiaries	—	(1)
Fair value movements	2	(2)

Trading profit	85	94

Media
Operating profit	15	11
Excluding:
Restructuring charges	—	8
Impairments & amortisation of business combination intangibles	1	1
Profit on disposal of subsidiaries	(1)	(1)
Fair value movements	1	(1)

Trading profit	16	18

*	In 2006, Reuters made changes to the allocation of revenue and trading costs between Business Divisions, to reflect changes in the management of certain products. 2005 comparatives have therefore been restated to increase Sales & Trading revenue by £18 million and trading costs by £19 million, decrease Research & Asset Management revenue by £10 million and trading costs by £12 million and decrease Enterprise revenue by £8 million and trading costs by £7 million. 2005 comparatives have also been restated to reallocate £1million of amortisation on intangible assets arising on the acquisition of Telerate from Enterprise to Sales & Trading, in line with the allocation of revenues from Telerate products.

5) RECONCILIATION OF OPERATING MARGIN TO TRADING MARGIN BY DIVISION (UNAUDITED)

	Year to 31 December
Continuing operations	2006	2005*

Sales & Trading
Operating margin	10%	10%
Excluding:
Restructuring charges	1%	5%
Impairments & amortisation of business combination intangibles	1%	1%
Profit on disposal of subsidiaries	—	(1%)
Fair value movements	1%	—

Trading margin	13%	15%

Research & Asset Management
Operating margin	(4%)	(13%)
Excluding:
Restructuring charges	—	4%
Impairments & amortisation of business combination intangibles	1%	1%
Loss on disposal of subsidiaries	—	2%
Fair value movements	1%	—

Trading margin	(2%)	(6%)

Enterprise
Operating margin	19%	20%
Excluding:
Restructuring charges	—	4%
Impairments & amortisation of business combination intangibles	1%	1%
Fair value movements	1%	(1%)

Trading margin	21%	24%

Media
Operating margin	9%	7%
Excluding:
Restructuring charges	—	6%
Impairments & amortisation of business combination intangibles	1%	1%
Profit on disposal of subsidiaries	(1%)	(1%)
Fair value movements	1%	(1%)

Trading margin	10%	12%

*	In 2006, Reuters made changes to the allocation of revenue and trading costs between Business Divisions, to reflect changes in the management of certain products. 2005 comparatives have therefore been restated to increase Sales & Trading revenue by £18 million and trading costs by £19 million, decrease Research & Asset Management revenue by £10 million and trading costs by £12 million and decrease Enterprise revenue by £8 million and trading costs by £7 million. 2005 comparatives have also been restated to reallocate £1 million of amortisation on intangible assets arising on the acquisition of Telerate from Enterprise to Sales & Trading, in line with the allocation of revenues from Telerate products.

6) RECONCILIATION OF NON-GAAP BASIC EPS FROM CONTINUING OPERATIONS TO BASIC EPS (UNAUDITED)

	Year to 31 December
	2006	2005
	pence	pence

Basic EPS from continuing operations	22.6	16.3
Excluding:
Impairments & amortisation of business combination intangibles	1.8	1.6
Investment income	—	(0.1)
Profit on disposals	(6.3)	(2.9)
Fair value movements	1.5	(0.2)
Adjustment to taxation charge for taxation effects of excluded items	(2.5)	(0.9)

Adjusted EPS	17.1	13.8

7) RECONCILIATION OF NON-GAAP PROFIT BEFORE TAXATION TO PROFIT BEFORE TAXATION (UNAUDITED)

	Year to 31 December
	2006	2005
	£m	£m

Profit before taxation from continuing operations	313	238
Excluding:
Impairments & amortisation of business combination intangibles	24	22
Investment income	—	(1)
Profit on disposals	(80)	(42)
Fair value movements	19	(2)

Profit before taxation from continuing operations before impairments & amortisation of business combination intangibles, investment income, profit on disposals and fair value movements	276	215

8)	RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE — REUTERS REVENUE BY DIVISION BY TYPE – YEAR ENDED 31 DECEMBER 2006 (UNAUDITED)

	% change versus year ended 31 December 2005
			Impact of
	Underlying	Impact of	Acquisitions	Actual
	change	currency	& disposals	change

Recurring	2%	1%	1%	4%
Usage	23%	(1%)	—	22%
Outright	(13%)	(5%)	—	(18%)

Sales & Trading	3%	1%	1%	5%

Recurring	12%	—	3%	15%
Usage	27%	(1%)	—	26%
Outright	(37%)	(2%)	—	(39%)

Research & Asset Management	12%	—	3%	15%

Recurring	6%	—	—	6%
Outright	7%	(2%)	1%	6%
Enterprise	6%	(1%)	1%	6%

Recurring	7%	(1%)	—	6%
Usage	29%	—	7%	36%

Media	10%	—	1%	11%

Recurring	4%	—	2%	6%
Usage	24%	—	2%	26%
Outright	4%	(2%)	1%	3%

Total revenue	5%	—	2%	7%

9)	RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE — REVENUE BY DIVISION BY PRODUCT FAMILY – YEAR ENDED 31 DECEMBER 2006 (UNAUDITED)

	% change versus year ended 31 December 2005
			Impact of
	Underlying	Impact of	acquisitions	Actual
	change	currency	& disposals	change

Reuters Xtra	7%	2%	1%	10%
Reuters Trader	(12%)	(1%)	4%	(9%)
Recoveries	7%	—	1%	8%

Sales & Trading	3%	1%	1%	5%

Reuters Xtra	26%	(1%)	—	25%
Reuters Trader	7%	(3%)	—	4%
Reuters Knowledge	20%	(1%)	14%	33%
Reuters Wealth Manager	1%	—	1%	2%

Research & Asset Management	12%	—	3%	15%

Enterprise Information	13%	—	—	13%
Information Management Systems	(12%)	—	1%	(11%)
Trade and Risk Management	12%	(1%)	2%	13%

Enterprise	6%	(1%)	1%	6%

Agency Services	6%	(1%)	2%	7%
Consumer Media	39%	(1%)	—	38%

Media	10%	—	1%	11%

Total revenue	5%	—	2%	7%

10)	RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE — REVENUE BY GEOGRAPHY – YEAR ENDED 31 DECEMBER 2006 (UNAUDITED)

	% change versus year ended 31 December 2005
			Impact of
	Underlying	Impact of	acquisitions	Actual
	change	currency	& disposals	Change

Europe, Middle East & Africa	3%	1%	1%	5%
Americas	8%	—	1%	9%
Asia	6%	(2%)	3%	7%

Total revenue	5%	—	2%	7%

11)	RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE – TRADING COSTS BY DIVISION – YEAR ENDED 31 DECEMBER 2006 (UNAUDITED)

		% change versus year ended 31 December 2005
			Impact of
	Underlying	Impact of	Acquisitions	Actual
	change	currency	& disposals	change

Sales & Trading	6%	1%	1%	8%
Research & Asset Management	8%	(1%)	3%	10%
Enterprise	10%	—	1%	11%
Media	12%	—	1%	13%

Total trading costs	7%	1%	1%	9%

12)	RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE – TRADING PROFIT BY DIVISION – YEAR ENDED 31 DECEMBER 2006 (UNAUDITED)

		% change versus year ended 31 December 2005
			Impact of
	Underlying	Impact of	Acquisitions	Actual
	change	currency	& disposals	change

Sales & Trading	(17%)	2%	5%	(10%)
Research & Asset Management	—	—	—	—
Enterprise	(6%)	(2%)	(2%)	(10%)
Media	1%	(7%)	1%	(5%)

Total trading profit	(11%)	—	3%	(8%)

13)	RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE — QUARTERLY NON-GAAP PRODUCT FAMILY STATISTICS (UNAUDITED)

		% change versus three months ended 30 September 2006
			Impact of
	Underlying	Impact of	acquisitions	Actual
	change	currency	& disposals	Change

Period end accesses
3000 Xtra	3%	—	—	3%
Dealing	1%	—	—	1%
Other Xtra	2%	—	—	2%

Reuters Xtra	2%	—	1%	3%

Legacy	(6%)	—	(7%)	(13%)
Trader	2%	—	1%	3%

Reuters Trader	(2%)	—	(5%)	(7%)

Reuters Knowledge	8%	—	—	8%

Reuters Wealth Manager	(1%)	—	1%	—

Total period end accesses	—	—	(1%)	(1%)

Access driven revenue
Reuters Xtra	4%	(1%)	1%	4%
Reuters Trader	(4%)	(1%)	(2%)	(7%)
Reuters Knowledge & Wealth Manager	1%	(1%)	—	—

Total access driven revenue	2%	(1%)	—	1%
Other recurring revenue	3%	(2%)	(1%)	—

Recurring revenue	2%	(1%)	—	1%

Average revenue per access
Reuters Xtra	—	(1%)	—	(1%)
Reuters Trader	(2%)	(1%)	1%	(2%)
Reuters Knowledge & Wealth Manager	2%	(1%)	—	1%

Total average revenue per access	1%	(2%)	1%	—

14)	RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE — QUARTERLY NON-GAAP PRODUCT FAMILY STATISTICS (UNAUDITED)

		% change versus three months ended 31 December 2005
			Impact of
	Underlying	Impact of	acquisitions	Actual
	change	currency	& disposals	change

Period end accesses
3000 Xtra	9%	—	2%	11%
Dealing	2%	—	—	2%
Other Xtra	10%	—	1%	11%

Reuters Xtra	8%	—	2%	10%

Legacy	(12%)	—	(13%)	(25%)
Trader	4%	—	4%	8%

Reuters Trader	(5%)	—	(8%)	(13%)

Reuters Knowledge	23%	—	—	23%

Reuters Wealth Manager	(4%)	—	—	(4%)

Total period end accesses	1%	—	(2%)	(1%)

Access driven revenue
Reuters Xtra	8%	(1%)	2%	9%
Reuters Trader	(11%)	(4%)	(4%)	(19%)
Reuters Knowledge and Wealth Manager	6%	(5%)	2%	3%

Total access driven revenue	3%	(2%)	—	1%
Other recurring revenue	6%	(4%)	(2%)	—

Recurring revenue	5%	(3%)	(2%)	—

Average revenue per access
Reuters Xtra	(1%)	(1%)	1%	(1%)
Reuters Trader	(4%)	(4%)	1%	(7%)
Reuters Knowledge and Wealth Manager	10%	(5%)	1%	6%

Total average revenue per access	3%	(2%)	1%	2%

15)	COMPONENTS OF NET (DEBT) / FUNDS AT 31 DECEMBER 2006 (UNAUDITED)

	At 31 December
	2006	2005
	£m	£m

Cash and cash equivalents	129	662
Bank overdrafts	(24)	(25)

	105	637
Short-term investments	198	1
Borrowings (excluding bank overdrafts)	(636)	(385)

Net (debt) / funds	(333)	253

16)	RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET (DEBT) / FUNDS FOR THE YEAR ENDED 31 DECEMBER 2006 (UNAUDITED)

	Year to 31 December
	2006	2005
	£m	£m

(Decrease) / increase in cash and cash equivalents	(532)	76
Increase / (decrease) in short term investments	196	(248)
(Increase) / decrease in borrowings	(270)	144
Exchange gains on short term investments and borrowings	7	11

	(599)	(17)
Net funds arising on disposal	—	(2)
IAS 39 transitional adjustments	—	(69)
Fair value movements	17	22
Other non cash movements	(4)	(7)

Movement in net funds	(586)	(73)
Opening net funds	253	326

Closing net (debt) / funds	(333)	253

17)	RECONCILIATION OF CASH GENERATED FROM OPERATIONS TO FREE CASH FLOW AND TRADING CASH FLOW (UNAUDITED)

		Year to 31 December 2006
	Continuing	Discontinued	Reuters
	operations	operations	Group
	£m	£m	£m

Cash generated from operations	311	—	311
Interest received	42	—	42
Interest paid	(61)	—	(61)
Tax paid	(34)	—	(34)
Purchases of property, plant and equipment	(122)	—	(122)
Proceeds from sale of property, plant and equipment	5	—	5
Purchases of intangible assets	(106)	—	(106)
Pensions funding payment	187	—	187
Dividends received	3	—	3

Free cash flow	225	—	225
Interest received	(42)	—	(42)
Interest paid	61	—	61
Tax paid	34	—	34
Restructuring	52	—	52
Other	13	—	13

Trading cash flow	343	—	343

Cash conversion*	111%

*	Cash conversion = trading cash flow / trading profit

17)	RECONCILIATION OF CASH GENERATED FROM OPERATIONS TO FREE CASH FLOW AND TRADING CASH FLOW (UNAUDITED) (CONTINUED)

		Year to 31 December 2005
	Continuing	Discontinued	Reuters
	operations	operations	Group
	£m	£m	£m

Cash generated from operations	268	3	271
Interest received	42	13	55
Interest paid	(49)	—	(49)
Tax paid	(11)	(13)	(24)
Purchases of property, plant and equipment	(138)	(7)	(145)
Proceeds from sale of property, plant and equipment	3	—	3
Purchases of intangible assets	(40)	—	(40)
Interim funding repayment from Telerate	(18)	—	(18)
Dividends received	5	—	5
Repayment of funds to / (from) BTC	26	(26)	—

Free cash flow	88	(30)	58
Interest received	(42)	(13)	(55)
Interest paid	49	—	49
Tax paid	11	13	24
Restructuring	147	—	147
Other	3	(4)	(1)
Trading cash flow	256	(34)	222

Cash conversion*	77%

*	Cash conversion = trading cash flow / trading profit

FORWARD-LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters Group’s financial condition, results of operations and business, and management’s strategy, plans and objectives for the Group. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of restructuring programmes, strategy plans, acquisitions and disposals, are all forward-looking statements. These statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:
•	Reuters ability to realise the anticipated benefits of its transformation initiatives, including under its Core Plus growth strategy;

•	unfavourable conditions in financial markets;

•	the impact of currency and interest rate fluctuations on Reuters Group’s reported revenue and earnings;

•	difficulties or delays that Reuters Group may experience in developing or responding to new customer demands or launching new products;

•	the dependency of Reuters Group on third parties for the provision of certain network and other services;

•	any significant failures or interruptions experienced by the networks or systems of Reuters Group and such networks’ ability to accommodate increased traffic;

•	the impact of a decline in the valuation of companies in which it has invested;

•	the impact of significant competition or structural changes in the financial information and trading communities;

•	changes in the regulatory or competitive environment;

•	adverse governmental action in countries where Reuters conducts activities;

•	the ability of Reuters to realise the benefit of acquisitions, joint ventures, investments and dispositions;

•	the increasingly litigious environment in which Reuters Group operates, especially in the area of patent and other intellectual property claims.
For additional information, please see “Risk Factors” in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2005. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, South Colonnade, Canary Wharf, London E14 5EP. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.
Ends

Preliminary Results Thursday 1 March 2007 David Grigson, CFO Tom Glocer, CEO Question and Answer Session

Forward-looking statements This presentation includes certain forward-looking statements relating to Reuters within the meaning of the United States Private Securities Litigation Reform Act of 1995. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F 2005 under the heading 'Risk Factors' and in Reuters Preliminary Results press release dated 1 March 2007 under the heading 'Forward-looking statements'. Copies of the Annual Report and Form 20-F 2005 and Preliminary Results press release are available on request from Reuters Group PLC, South Colonnade, Canary Wharf, London E14 5EP. Any forward-looking statements made by or on behalf of Reuters speak only as of the date they are made, and Reuters does not undertake to update any forward-looking statements.

Preliminary Results Financial Highlights David Grigson | CFO

Revenue growth accelerating Headlines Core Plus investment on track Adjusted EPS up 24% Cash conversion of 111% Final dividend increased 12%

Trading Performance Q1 Q2 Q3 Q4 Underlying Recurring Revenue Growth 0.02 0.039 0.044 0.047 £m 2006 2005 Underlying change Recurring 2,363 2,235 4% Usage 132 104 24% Outright 71 70 4% Total revenue 2,566 2,409 5% Trading costs (2,258) (2,075) 7% Trading profit 308 334 (11%) Trading margin 12% 14% 2006 quarterly underlying recurring revenue progression on 2005

H1 2005 Price Core + Acquisitions Currency H1 2006 Bar 1 2409 2491 2523 2563 Bar 2 2409 82 32 40 3 2566 2006 Revenue Tracker 2005 4.8% underlying growth Core Plus Acquisitions Currency £2,409m £2,566m £3m Core growth £40m £32m £82m 6.5% 0.3% 1.4% 1.3% 3.5%

£m 2006 2005 Underlying change Sales & Trading 1,690 1,613 3% Research & Asset Management 298 258 12% Enterprise 408 385 6% Media 170 153 10% Total revenue 2,566 2,409 5% Revenue by Division

£m 2006 2005 Underlying change Europe, Middle East & Africa 1,396 1,330 3% Americas 709 651 8% Asia 461 428 6% Total revenue 2,566 2,409 5% Revenue by Geography

Trading Cost Tracker H1 2005 Core Cost Growth Core Plus Related Investment Core Plus Savings Impact of Acquisitions Currency H1 2006 Bar 1 2075 2116 2225 2225 2255 Bar 2 2075 41 114 5 30 3 2258 2006 2005 Core Plus savings Impact of acquisitions Currency £2,075m £2,258m £3m Core cost growth £30m (£5m) £114m Core Plus related investment £41m

Trading Profit Tracker H1 2005 Price Core + Acquisitions Currency H1 2006 Bar 1 334 298 298 308 Bar 2 334 41 77 10 1 308 2006 2005 Impact of acquisitions Currency £334m £308m £0m Core growth £10m (£77m) £41m Core Plus

£m 2006 2005 2006 Trading Margin Sales & Trading 214 240 13% Research & Asset Management (7) (18) (2%) Enterprise 85 94 21% Media 16 18 10% Total trading profit 308 334 12% Trading Profit by Division

Operating profit of £256m, up 24% Reduction in restructuring charges Profit before tax up 32% to £313m Profit on sale of Factiva of £76m Profit for the period down 37% and Basic EPS down 28% Removal of profits from discontinued operations (Instinet) Statutory Results Tax Rate Adjusted tax rate of 20% in 2006 Expect to be able to hold at 22% for foreseeable future

£m 2006 2005 Movement Trading profit 308 334 (26) Capital investment (228) (178) (50) Depreciation & amortisation & impairments 117 113 4 Working capital 111 (46) 157 Share scheme charges 30 30 - Other 5 3 2 Trading cash flow 343 256 87 Cash conversion* 111% 77% Trading Cash Flow from Continuing Operations

Capital Investment (including capitalised product development) New product development Service Transformation Maintenance Capex/Revenue 7% 9% 2005 2006 £228m £178m 2005 2006 Maintenance 135 118 Service 23 39 Transformation 2 34 New product development 15 36

H1 2006 FCF Movement Pensions Funding Share Buyback Dividend Net disposals / (acqusitions) H1 2006 253 253 291 291 -236 -370 -333 225 187 -236 -134 -2 -39 -333 31 December 2005 31 December 2006 £253m (£527m) (£187m) Share buyback £225m (£2m) (£134m) Pensions funding Net disposals /acquisitions Dividend (£333m) £39m Other Movement In Net Funds/(Debt) Free Cash Flow

Share Buyback On target to complete £1billion by half year 2007 £750m returned to date (187m shares) Dividend Final dividend increased by 12% to 6.9p, reflecting growing confidence Intend to rebuild cover to a minimum 2x earnings Aiming for sustainable rate of growth

Capital Structure New target rating of BBB+ / Baa1 Based on current investment plans, expect to increase 2007 buyback to £400 - 425m including £250m from existing programme Future buybacks will be planned on a periodical basis, based on business performance, investment opportunities and maintaining BBB+ / Baa1 rating target

2007 Outlook Underlying revenue growth of 6% or better Margin of 13 - 14% as Core Plus initiatives begin to show early returns On track to achieve medium term trading margin target of 17 - 20% Capital investment in 2007 at around same level as 2006

Tom Glocer | CEO Business Update

The story so far

The Story So Far... Final £80 million from Fast Forward £900 million total savings to date 4.8% underlying revenue growth in 2006 17-20% trading margin Strong and sustainable revenue growth Savings Cost Restart Growth More To Come...

Simplification and Growth 2007 Agenda Move towards a standard desktop Consolidate multiple infrastructures Close and consolidate data centres Long term plan - from 250 to <10 Streamline software development 40% of development already in Asia Modernise customer administration Automate and improve productivity £150 million annual savings by 2010 Simplify content production Concentrate activity in Bangalore & Gdansk

3% underlying revenue growth Number 1 or 2 in each asset class 13% trading margin Sales & Trading 2006 Simplification and Growth Strong performance from transactions services Growth in cross asset class trading Early success for Reuters Trading for Exchanges

3% underlying revenue growth Number 1 or 2 in each asset class 13% trading margin Sales & Trading 2006 Content, transactions and service investments First major delivery of the common desktop platform Pre-trade to post-trade integration 2007 Agenda Simplification and Growth

3% underlying revenue growth Number 1 or 2 in each asset class 13% trading margin Sales & Trading 2006 Simplification and Growth Mid single digit revenue growth 17-20% trading margin Medium Term

FX Franchise FX daily trading volumes to reach $4 trillion by 2010 Emerging markets New participants Celent FXMarketSpace to launch on March 26 Simplification and Growth

Research and Asset Management 12% underlying revenue growth Number 3 player Good progress towards profitability 2006 Simplification and Growth Investment Management 22% underlying revenue growth Wealth Management Growing demand for feeds and online solutions

Research and Asset Management 12% underlying revenue growth Number 3 player Good progress towards profitability 2006 Accelerate sales of Reuters Knowledge Build unique proprietary content Further improve profitability 2007 Agenda Simplification and Growth

Research and Asset Management 12% underlying revenue growth Number 3 player Good progress towards profitability 2006 Simplification and Growth Double digit revenue growth Double digit trading margin Medium Term

Enterprise 6% underlying revenue growth Number 1 in Enterprise Information and Market Data Systems 21% trading margin 2006 Simplification and Growth

Enterprise 6% underlying revenue growth Number 1 in Enterprise Information and Market Data Systems 21% trading margin Respond to 5 customer needs Automation of trading systems Automation of back office post trade management Transparent pricing of funds Management of risk Counterparty data for regulatory compliance 2007 Agenda 2006 Simplification and Growth

Enterprise 6% underlying revenue growth Number 1 in Enterprise Information and Market Data Systems 21% trading margin 2006 Simplification and Growth Double digit revenue growth Mid 20's trading margin Medium Term

Media 10% underlying revenue growth Global presence and world-class brand 10% trading margin 2006 Simplification and Growth Good growth from TV subscriptions, online syndication and advertising sales Growing domestic demand in Asia and Middle East

Media 10% underlying revenue growth Global presence and world-class brand 10% trading margin 2006 Grow our audience engagement and revenue Deliver new content on new web platform Incorporate user- generated content 2007 Agenda Simplification and Growth

Media 2006 Simplification and Growth Double digit revenue growth Double digit trading margin Medium Term 10% underlying revenue growth Global presence and world-class brand 10% trading margin

Leadership Team to deliver 2007 and beyond Internal promotions into key posts New talent New skills and mindsets Simplification and Growth

2007 Increasingly profitable new revenue growth Transformation benefit Strong and sustainable revenue growth .... and beyond 17 - 20% trading margin

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Statutory Income Statement £m 2006 2005 Actual Change Continuing operations Operating profit 256 207 24% Profit before tax 313 238 32% Profit for the period from continuing operations 293 229 28% Discontinued operations Profit for the period from discontinued operations 12 253 (95%) Profit for the period 305 482 (37%) Basic EPS 23.6p 32.6p (28%) Reuters adjusted EPS* 17.1p 13.8p 24% Weighted average number of shares 1,297m 1,396m (7%)

Profit for the period from continuing operations £m 2006 2005 Revenue 2,566 2,409 Trading costs (2,258) (2,075) Trading profit 308 334 Restructuring costs (13) (112) Impairments & amortisation of business combination intangibles (24) (22) Investment income - 1 Profit on disposal of subsidiaries 4 4 Fair value movements (19) 2 Operating profit 256 207 Net finance costs (15) (12) Profit on disposal of joint ventures, associates & investments 76 38 Share of associates & joint ventures results (4) 5 Profit before tax 313 238 Taxation (20) (9) Profit for the period from continuing operations 293 229 Profit for the year from discontinued operations 12 253 Profit for the period 305 482

Adjusted EPS £m 2006 2005 Actual Change Trading profit 308 334 (8%) Restructuring (13) (112) (88%) Associates & joint ventures (4) 5 - Interest (15) (12) (27%) Adjusted PBT 276 215 28% Adjusted tax charge (54) (22) - Adjusted earnings 222 193 15% Weighted average number of shares 1,297m 1,396m (7%) Adjusted EPS 17.1p 13.8p 24%

Core Plus progress against July 2005 targets Guidance Actual Guidance Guidance Revenue growth 0.013 0.01 0.02 0.03 2007 2006 2008 1% 1.3% 2%+ Core Plus Revenue acceleration 3% 2006 A 2006 Estimate 2007 2008 2009 2010 Savings 5 0 20 60 100 150 2006 A 2007 2008 2009 2010 £5m £60m £0 Core Plus Cost savings (cumulative) £150m 2006 £20m Guidance Actual Guidance Guidance Profit Impact -77 -79 60 105 2006 A 2007 2008 Core Plus Incremental trading profit impact (net of revenue growth, savings and investment) (£79m) £60m £105m (£77m) 2006 July 2005 targets Actual

US Dollar Euro Sterling Yen Other Revenue 0.47 0.25 0.12 0.05 0.11 Revenue Trading Costs US Dollar Euro Sterling Yen Other Trading Costs 0.4 0.14 0.29 0.03 0.14 2006 Currency Weighting

REUTERS
PRELIMINARY RESULTS
Thursday, 1 March 2007 – 10.00 hrs

REUTERS
PRELIMINARY RESULTS
Thursday, 1 March 2007 – 10.00 hrs
          Miriam McKay: Ladies and gentlemen, good morning and welcome to Reuters preliminary results. It is my pleasure to introduce David Grigson, our CFO, who will take you through the numbers, and Tom Glocer, our CEO, who will give you the business update. Before we start, I need to remind you that our comments today may include forward-looking statements, and the risk factor section of our Annual Report and today’s press release describe certain important factors which could cause actual results to change materially from our forward-looking statements today. You can get copies of our Annual Report from our website or from our Corporate Relations offices here in London or New York. With that, David, over to you.
          David Grigson (CFO): Thank you, Miriam, and good morning everyone. As usual, I shall skip over the definitions of non-GAAP measures in the first two pages of your booklets and move straight to the presentation.
Headlines
     The main headlines that I hope will come through from this presentation are: First, that we have seen good revenue momentum in 2006: underlying revenue growth was 4.8% in 2006 and we expect to see this accelerate to 6% or better in 2007. Second, Core Plus is delivering very much in line with the investment profile we indicated and we are now expecting to meet, or beat, our original projections for Core Plus. Third, while this year’s investments in Core Plus revenue growth and transformation reduced trading profits by a net £77 million, adjusted earnings per share were up 24% because of an even greater reduction in restructuring costs. Fourth, despite the increased capex, our cash conversion was strong at over 100%. Last but not least, we are demonstrating our confidence in the profitable execution of our Core Plus strategy by raising our final dividend by 12%. Let’s get into the detail.
Trading performance
     Here are the top level numbers behind our full year trading profit. The main positive for me is that revenue momentum, helped by a growing contribution from Core

1

Plus, built steadily over the course of the year eventually delivering underlying growth of 4.8% — rounded up to 5% on the slide behind me.
     Recurring revenue growth was driven by the 2006 price increase of around 2%, and a strengthening volume trend consistent with our sales performance. This was particularly evident in datafeed subscriptions, reflecting the fact that we are seeing faster growth from data consumption than from headcount.
     Usage revenue continues to be a strong driver of overall revenue growth, thanks largely to growth in transactions activity – an area where we are investing under Core Plus.
     Outright revenue also performed well, particularly in our Trade & Risk Management business, although it was more first half weighted than in previous years.
     Trading costs are moving up slightly faster than revenue in underlying terms, due entirely to the investments we are making in Core Plus, and all this delivers a Trading Profit for the year of £308 million, in a year in which the significant investments we are making in Core Plus are showing good early returns.
Revenue tracker
     Let us expand our focus from the 4.8 percentage points of underlying revenue growth to look at the 6.5 percentage points of actual growth, and where that is coming from.
     The headline here, I think, is the performance of Core Plus. Core Plus contributed 1.3 percentage points (some £32 million) of revenue growth. We ended the year ahead of where we expected to be and with good momentum building into 2007.
     This strong start from Core Plus complemented a solid performance from the core business, which contributed 3.5 percentage points of growth (or some £82 million) with price increases and significant volume gains for our premium desktops and enterprise information products being the main drivers.
     Core and Core Plus between them make up the 4.8 percentage points of underlying revenue growth.
     Add to this the 1.4 percentage points that comes from acquisitions – the major contributor here being Telerate – and the 0.3 of a percentage point that comes from currency, and you get to the 6.5% of total revenue growth for the year.

2

Revenue by division
     Next let us look at revenue by division, which I have included here for completeness but will leave to Tom for more detailed discussion.
     The trends look solid in all four business divisions, and growth is coming from areas where we have chosen to invest. Sales & Trading is picking up gradually, with the major driver being sales of our flagship product 3000 Xtra, which saw revenue increase 7%. While this growth is driven in part by migrations from other Reuters products, it also reflects new sales into areas like credit derivatives and commodities and energy – where we have been adding high value content under Core Plus. Sales & Trading also saw an excellent contribution from transactions-related revenues – a major area of investment under Core Plus, and we shall hear more from Tom later on the importance of our FX franchise in this space.
     Research & Asset Management continues to see strong revenue growth on the back of a 20% increase in revenue from sales of Reuters Knowledge, mainly to the institutional buy side. This growth is being driven by the high value content investments that we are making under Core Plus.
     Enterprise growth also continues to be strong, particularly in Enterprise Information, which saw a 13% revenue increase based on customer demand for machine readable data. The Core Plus initiatives in the Enterprise space focus on our customers’ investment in business automation, some thing which Tom will talk more about later.
     Media has also had a good year, although the comparatives did start to get a little harder in the second half. Our consumer media investments contributed well to our Core Plus revenue growth.
Revenue by geography
     Let me spend a little longer looking at revenue by geography. To me, the headlines here are around continued strong performances in America and Asia, coupled with continuing signs of improvement in Europe. The Americas are now top of the geographic performance league. The new Americas management team has done a lot of good work to strengthen our service offering to mid-sized accounts, which contributed to the acceleration in underlying growth we saw in the Americas in the second half. This bodes well for 2007.

3

     Asia also performed strongly, although the second half growth rate was tempered slightly by outright phasing and the distractions of Telerate migration. It is also good to see a balanced contribution from established and emerging markets here, with Japan now growing well, and China and India both growing at over 20%. Our Core Plus investments in these markets are performing well, with strong local content and a specialised sales force being key differentiators.
     Europe continued to be the most challenging region for us in 2006, because of a mixed picture in terms of market conditions. We are definitely seeing the benefits of strong markets in areas like Nordic, Russia and the Gulf but, as in prior years, we are feeling the effect of consolidation in countries such as Switzerland, Germany and Italy. Over the course of 2006, we have strengthened and de-layered our management team in Europe and, with Telerate migration now complete, the European sales force will switch its focus to growth opportunities. We enter this year on an improving trend, which should drive stronger revenue performance in 2007.
Trading cost tracker
     Next, the trading cost tracker. The headline here is that, in aggregate, our 2006 trading costs were bang in line with our 2006 budgets except for two areas — recoveries and Core Plus growth investment, both of which were matched or, indeed, in the case of Core Plus investment, exceeded by increased revenues.
     As you can see on the slide behind me, we held our core cost growth to £41 million, including the extra investment in service resilience we flagged for 2006. Strip out the extra costs that result from higher recoveries, that were matched by equal amounts of revenue, and the actual increase in the cost base of our core business was just £16 million, which is well under 1%. This was helped, of course, by the delivery of the final £80 million of Fast Forward savings, but also by “business as usual” cost savings, which helped counteract salary inflation and the added costs that result from the continuing growth in the sheer volume of market data that we are having to handle.
     Moving along to look at new investment, this totalled £114 million and there is a breakdown of this in the table below the graph in your booklet. We spent an incremental £65 million through the operating lines in growth initiatives in 2006, which is some £5 million more than we originally flagged, and from which we delivered £32 million of revenue, some £7 million more than we originally expected. As we have said previously,

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if we see the opportunity to deliver faster revenue growth with quick payback, we will invest more.
     Transformation opex came in at £49 million compared to our guidance of an incremental £44 million, but with an early £5 million of cost savings.
     Finally, we saw £30 million of additional costs from acquisitions and a £3 million currency impact. I will talk more about that in a moment.
     Let us now look at how these revenue and cost movements impacted our trading profit.
Trading profit tracker
     First, core growth, which contributed £41 million of additional trading profit in 2006 at an incremental margin of over 70%, excluding both the revenue and cost of recoveries.
     Second, investments, which reduced trading profits by £77 million compared to the £79 million we originally flagged. This reflects the £32 million of Core Plus revenue, the £5 million of savings and the £114 million of operating costs that I have already discussed.
     Next, acquisitions, which delivered £10 million of additional profit benefit in 2006. This was almost entirely from Telerate, so let me just pause here for a minute, to draw a line under this acquisition.
     We have performed well against the targets we set for Telerate, such that it is now nicely accretive to our operating margins. There will still be a revenue drag from Telerate in 2007 – we estimate about a percentage point – as we see the full year effect of the Europe and Asia migration that took place in the second half of last year, and as we finish the task in America and in our largest accounts. This will have no effect on 2007 profitability so it is good to conclude that we have executed cleanly on our plans here.
     The last piece of this waterfall that I want to pause on for a moment is currency. Currency had a negligible effect on our 2006 trading profit as you can see from the slide. However, if current exchange rates persist, the effect on 2007 trading profit and margin will be much more material, driven by sterling strength against both the dollar and the euro. While we have always had a high exposure to the euro, our exposure to the dollar

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has been increasing in recent years as our major sources of revenue growth – our largest accounts, for example – are dollar priced and as the size of our dollar denominated cost base has fallen.
     At current exchange rates, a good rule of thumb is that a 5 cent movement in the US dollar causes a £10 million impact on our trading profit, as does a 5 cent movement in the euro. I know that many of you have recently made currency adjustments to your forecasts – at least to take into account dollar weakness – but you can rest assured that the margin outlook that we are presenting today is based on current exchange rates.
Trading profit by division
     Let us move on now to look briefly at trading profits by division. As you would expect, each of the divisions saw a trading profit impact from investments. This was most significant in Sales & Trading, where the effect of investment in Core Plus initiatives like transactions and our new customer admin systems was balanced to some extent by operating efficiencies.
     Enterprise kept its margins above 20% even including the Core Plus investments they are making there. Research & Asset Management made good progress towards profitability, despite making investments in high value content to drive sales of Reuters Knowledge. It was impressive, too, that Media managed to absorb investment in consumer and on-line businesses and keep profits level, thanks in part to a strong performance from the agency services business.
     Tom will talk more about our divisional performance in just a few minutes.
Statutory results
     Now let us look briefly at the key lines of our Statutory Income Statement. As you have seen, investment levels drove down our trading profit this year but elsewhere in our statutory P&L we saw some rather different movements. Operating profit grew 24%, driven by significant reductions in restructuring charges, signalling the end of Fast Forward. Profit before tax was up 32%, thanks to £76 million of profit from the sale of Factiva.
     Meanwhile, profit for the period was down 37%, and basic EPS down 28%, reflecting last year’s profits from discontinued operations, primarily the profit on the sale of Instinet.

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     The only other point I would like to mention from this slide is the adjusted tax rate, which was 20% for the year, helped by the release of a couple of small provisions. Looking forward, we see no reason why we cannot hold our adjusted tax rate at around 22% for the foreseeable future.
Trading cash flow from continuing operations
     Moving on to look at cash flow, the main headline here is that our cash conversion for the year was a strong; 111%, despite the increased levels of capex, including capitalised new product development.
     Improvements in the management of working capital contributed significant cashflow benefits into 2006 but I should point out that about £50 million of this improvement is timing differences around things like Core Plus restructuring provisions and will reverse in 2007. We are striving to achieve a profit into cash conversion of around 90% for 2006 and 2007 combined – the step-up years of our investment in Core Plus.
Capital investment
     On the next slide I have given you a little more insight into our capital expenditure, which includes capitalised new product development.
     As you can see from the chart, the increases in capital investment have been in areas where we can expect to deliver real benefit to customers – improved service resilience in our data centres, transformation initiatives such as new admin systems and platform convergence, and new product development, mainly new transaction systems.
     Core maintenance capex is down year-on-year but this is entirely due to the non-repeat of the costs associated with the fit-out of this building in 2005.
     You will see when we come to look at guidance that we expect 2007 capex to be at similar levels to 2006. This is higher than we previously envisaged mainly because we have decided to invest further in service resilience in our main data centres, primarily to make sure we maintain sufficient capacity as data volumes continue to rise and to meet our customers’ ever more stringent demands for business continuity and disaster recovery.
Movement in net funds (debt)

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     This chart shows the movement from net funds at the end of 2005 to net debt of £333 million at the end of 2006. It should come as no surprise that the main drivers of this change are pensions funding, which we announced back in May, and funding of the share buyback, which is having the desired effect of increasing our leverage. As we have told you previously, there is another £40 million of pensions funding due to flow through in 2007.
     The very small net £2 million outflow associated with acquisitions and disposals includes Applications Networks and Telerate distributors, balanced by the disposal of Factiva.
Share buyback and the dividend
     A few words on the share buyback. We told you in July 2005 that we planned to return £1 billion over two years, and we have returned £750 million to date. For easy reference, I have given you the average number of shares in issue through 2006 and the year end position below this slide in your booklets.
     Moving on to the dividend, we have increased the final dividend by 12% to 6.9p, thereby bringing the full year dividend up to 11p, to reflect our continued confidence in our growth prospects. We are aiming for a sustainable rate of dividend growth from here as we get closer to our stated target of a minimum of 2x cover. Through the combination of buyback and dividend, we have returned £661 million this year, equivalent to about 12% of our market capitalisation.
Capital structure
     Now I would like to look at capital structure more broadly. We are committed to managing our capital structure proactively, to maintain the right balance between funding investment opportunities, managing the risk profile of our business and returning surplus cash to shareholders. The Board has reviewed our position and concluded that, given our stronger outlook and our ability to service debt, we can afford to maintain a lower credit rating than previously. So, from now on, Reuters will be targeting a strong investment grade rating of BBB+ or Baa1, which is below our previous rating of A-.
     Based on current investment plans, this gives us scope to increase the 2007 buyback to between £400 and £425 million, including the £250 million remaining from the existing programme.

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     Going forward, we shall plan our buyback activity based on business performance, investment opportunities and our target credit rating.
Just to help you to get to the right conclusions on the amount of headroom we have, we have set out in the slides our target debt ratio, as defined by S&P, showing the level of cover needed to keep Reuters in its target BBB+ range. Moody’s have yet to confirm their revised target. I know that many of you are used to looking at gearing on a “reported net debt to EBITDA basis”, but remember that this does not take account of the adjustments for pensions and operating leases that are made by the rating agencies.
2007 Outlook
     Finally, our outlook for 2007. First, we are targeting underlying revenue growth of 6% or better, including at least two percentage points from Core Plus, and including the point or so of drag from Telerate integration that I mentioned earlier. This represents good momentum from the 4.8% underlying growth we delivered in 2006.
     Tom will talk to you in a minute about how our Core Plus initiatives will convert into profitable growth. We thought it was about time we underscored this commitment, and simplified our guidance, by giving you a trading margin target range, of 13-14% for 2007. Bear in mind that, if exchange rates had stayed at 2006 levels, this guidance would have been close to 100 basis points higher.
     In the medium term, as the benefits of our growth and transformation initiatives really start to come through, we remain confident of getting back into our 17-20% target range.
     Finally, as I told you earlier, we expect capital investment to stay at or around 2006 levels in 2007.
Conclusion
     To conclude, the Reuters story from my perspective is all about delivering against our Core Plus targets to grow revenues and profits. We have delivered well in 2006 and are looking forward to seeing Core Plus drive both revenue and profit growth in 2007.
     What that, I shall gently nod the ball over to Tom.

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BUSINESS UPDATE
          Tom Glocer (CEO): The eagle-eyed among you will have noticed that this is not John Terry and David is not about to get a kick in the head – certainly not from his Chief Executive!
The story so far
     Let me start today with a very quick review of the story so far. When I first spoke to you as CEO some five and a half years ago, I announced an ambitious transformation plan to cut costs, restart growth and build margins. By the end of 2005, we had delivered on our promise to cut costs and we had begun to rebuild margins.
     In 2006 we delivered the final £80 million instalment from Fast Forward, taking our total to date from all savings programmes to close to £900 million.
     Our next challenge then was to restart growth and, as many of you reminded me at the time, that is never an easy thing. Well, we have now delivered 6.5% revenue growth at actual rates and 4.8% underlying in 2006, and we are forecasting even stronger underlying growth going into 2007.
     But, I want you to know that I am not satisfied yet, and I still plan to deliver you trading margins in the 17% to 20% range, along with strong and sustainable revenue growth. Today, I want to give you a sense of what we are planning to do in 2007, to move us towards these goals.
Simplification and growth
     To do this, I want to return to the themes that I used at last year’s Interims –namely, simplification and growth.
Simplification
     First, simplification. The opportunity to simplify and strengthen our business runs across all four of our business divisions and is on track to drive out the £150 million in annual savings promised under Core Plus by 2010.
2007 Agenda
     In 2007, we have five key areas of focus. Let me give you a couple of words on each of these.

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     First, data centres. We started with a complex tangle of over 250 data centres, which cost a fortune to run and limited our ability to improve service resilience. In 2007, our key task is to connect more products and more customers to the state-of-the-art IP network that BT has been building for us, which will enable us to keep reducing the number of data centres we operate towards a goal of less than 10 worldwide.
     In software development, we have been running a change programme to improve our organisation and move to a smaller number of larger sites in more strategic locations and we have already made some really good progress here. In 2006, we moved our Development organisation into the Business Divisions, to bring them closer to our customers, and we have already moved over 40% of our developers to Asia, including our new strategic centre in Beijing.
     In Content, we are investing in the automation of content production and in quality improvements, as we concentrate our English language activities into Bangalore, and continental European languages in Gdansk.
     On customer administration, we are building new systems that will help us to simplify how we manage the services we provide to our customers. We are integrating administration into our products in more of a straight-through process which will, over time, enable us to shut down old administration systems and improve productivity both for us and for our customers.
     In our desktop business, we currently deploy products over multiple infrastructures. In 2007, we will accelerate the process of consolidating many of these infrastructures onto a common platform, with the goal of releasing the first products on the new platform in 2008.
     What we have underway is more fundamental than just chipping away at the old cost base. We are making a real step change at Reuters. There is a lot of work to do but our solid plans and experienced managers give me confidence that we are on the right track.
Growth
     Now let me shift over and talk about my second theme: growth. As David has shown you, we are becoming increasingly confident in our ability to boost top line growth through the Core Plus initiatives. I can now clearly see our way to get more of this growth down to the bottom line. The reason why I am confident about delivering this

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profitable growth is because each of our business divisions is positioned to capitalise on market sweet spots. Let us look at each one in turn.
Sales & Trading (1)
     First, Sales & Trading. In 2006, this was a 3% underlying revenue growth business, where we are the Number 1 or Number 2 player across all asset classes, delivering 13% trading margins. The keys here are pointing our business towards higher margin transactions-related revenues and rationalising our desktop platforms as I have just described.
     Why do I think we can accelerate growth? Everything we have seen during 2006 confirms our Core Plus plan of developing new transactions services and turbo-charging our existing ones, like Dealing. We saw record volumes on our Matching system in January and we have added capacity to cope with increased demand for prime brokerage.
     Cross asset class trading is also on the increase, and only Reuters can make this an easy task. So, for example, if you are a commodities trader with FX exposure, you can use your Reuters screen to trade oil futures on NYMEX and they lay off your FX via Reuters.
     The work that we have underway is proceeding well, both in developing new transactions services and in adding the content that traders need to use them successfully.
     So, for example, the launch of our newest transactions service, Reuters Trading for Exchanges, was boosted recently with the news that the Bank of New York’s ConvergEx unit has switched to Reuters as its primary supplier and is encouraging its customers to use RTEx over all other systems to trade global equities with it. This initiative alone could lead to the sale o several thousand new positions of 3000 Xtra, and demonstrates the potential of transaction services to drive desktop growth.
Sales & Trading (2)
     Top of the Sales & Trading agenda for 2007 are the items that you see on the slide behind me.
•	To drive profitable growth from our investments in content, transactions and service;

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•	To achieve the first major delivery of the common platform, and

•	To provide customers with a strong end-to-end workflow solution, from pre-trade through to post-trade.
And if we get all of this right?
Sales & Trading (3)
     Medium term, I can see Sales & Trading becoming a mid single-digit revenue growth, 17-20% trading margin business.
FX Franchise
     Before I leave Sales & Trading, I just wanted to dwell for a moment on our successful FX franchise. Just to remind you, it is a £300 million revenue, 18,000 screen trading community, plus a network of some 100,000 users of our FX information. In short, the FX markets are hot again. According to a recent Celent study, FX market volumes are set to grow from their current close to $3 trillion a day to $4 trillion a day by 2010.
     We see two main drivers for this growth. First, there are the emerging markets, where access to the Reuters Dealing community is a pre-requisite for cross-border trading. During 2006, we have seen Dealing positions added in Hong Kong, Israel, Singapore, India, the Gulf, Russia, China and so on. In China itself, we have built the foreign exchange trading system used by the CFETS and all its member banks, which is the only electronic FX market in China.
     The second major driver is a huge expansion in the number of new participants, with the highest growth area being of course hedge funds. Here, we are moving with the market as it evolves, for example by adding prime brokerage capabilities to our FX Matching system. But our ambitions go further than this. With FXMarketSpace, our joint venture with the CME, we are looking to play an innovative role in defining future market structure, by launching the world’s first anonymous, centrally cleared FX market. This venture itself is firmly on track. The system is in live trading with about 25 institutions, including clearers, prop desks and hedge funds, and it is due to launch at or a little ahead of schedule by the end of this month.
     So, to conclude, in FX, we have a strong and growing franchise, with excellent potential for future expansion.

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Research & Asset Management (1)
     Let me turn now to Research & Asset Management. In 2006, this was a 12% underlying revenue growth business making good progress towards profitability, where we’re currently the Number 3 position in terms of market share.
     We have two key goals here. The first is delivering new content in the format that users want, and this should help us to drive market share growth, and the second is in simplifying our business, principally by rationalising the number of product platforms that we operate to reduce our costs.
     Again, 2006 has been a good year. Reuters Knowledge is building scale nicely and drove a 22% underlying increase in revenues from our Investment Banking, Investment Management and Corporates unit, which was just a little over half of the Division’s total revenue base. Our key advantages here lie in the quality of our global data, which is driving sales of desktops and feeds, and in our global coverage. Our in-depth coverage of emerging markets such as China and India is a great selling point for customers intent on broadening their global reach, or intent on trying to understand what has been happening over the last couple of days in emerging markets, for that matter.
     In the Wealth Management side of the business, customer demand is growing for our global feed and online solutions, as customers do more of the integration work themselves. This, together with the plan to converge our wealth management desktops onto a single platform, will help us drive profitable growth.
Research & Asset Management (2)
     On the slide you can see the Research & Asset Management agenda for 2007:
•	Accelerating sales of Reuters Knowledge;

•	Achieving sustainable differentiation through proprietary content, including primary research that we are focusing on under Core Plus, and

•	Driving profitability through top line growth and product rationalisation.
And if we get this right?
Research & Asset Management (3)
     Medium term, Research & Asset Management is a double-digit revenue growth business, at double-digit margins.

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Enterprise
     Let us know move on to the Enterprise division. This is where we move away from desktops to machine readable data. Reuters Enterprise solutions are linked to an important market trend, the move towards business automation. At this point, I am going to take a break and bring one of our customers to the room – at least on video. Have a listen to Kevin Bourne, who is Global Head of Equities Execution at HSBC.
[Video shown]
     That was a firsthand account of how Reuters Enterprise is playing to customer needs. It will not have escaped your notice that this was from a customer with whom we have just signed an important revenue boosting enterprise agreement. I am glad we have also now found somebody else in the world who uses the word ‘tick data’, other than me!
     While we are on the subject of important new partnerships, let me make a quick mention of another important alliance that we announced this morning. We are working with IBM to integrate their Websphere back office platform, and our Reuters Market Data System in the front office. As Kevin Bourne has just told us, automation of trades across the enterprise is a key area of focus for our customers. This alliance will help them achieve it. What you will be able to do now is that if you are taking in Reuters Market Data realtimeand historical data in your front office through RMDS, you will be able to draw upon it directly through the existing IBM infrastructure which is so dominant in the mid and back offices.
Enterprise (1)
     In 2006, Enterprise was a 6% underlying revenue growth business, which delivered 21% trading margins.
Enterprise (2)
     The Enterprise division in 2007 is focussing on satisfying five key customer needs through the Core Plus initiatives, which you can see on the screen.
Enterprise (3)

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     By continuing to build on our position as the number 1 supplier of machine readable data, I think that over the medium term, the Enterprise division can move to double digit growth at mid 20% margins.
Media
     Let me turn last to Media. Media grew revenues at 10% underlying in 2006, and delivered margins of 10%. This reflects our continued strong presence and brand in the Agency business, and growing exposure to the expanding advertising market through our interactive units, which include the reuters.com sites, mobile services and IPTV.
     The division had an excellent year. We saw good growth coming from TV subscriptions, online syndication and advertising sales. As Western publishers and broadcasters continued to retrench and pull their journalists back to home base, and newspapers, in particular, scrambled to add video to their websites, our agency services are in high demand.
     This trend then is complemented by growing domestic demand in places like Asia and the Middle East.
Media (2)
     On the agenda for 2007,
•	Grow our audience engagement and revenues while maintaining profitability;

•	Improve customer experience and add new content and functionality on the back of an all new web platform, the so-called G3 platform that the Media division has just launched; and

•	Continue our innovative efforts at integrating both user-generated content ad professional content, for example, on the new Africa web site that the Media division launched last week.
Media (3)
     If we get this right in the medium term, Media maintains its double digit revenue growth and double digit margins, whilst continuing to invest in expanding its direct-to-consumer business.
Leadership Team

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     A word next about an aspect of our business which occupies a great deal of my time, which is making sure that we have the right mix of people.
     Reuters is an exciting place to work these days, and it has become much easier for us to attract top talent. In the past year, we have brought in a new CTO, a new HR director, a new Chief Marketing Officer, and a new Head of Strategy, among others. Our growing workforces in Bangalore, Gdansk and Beijing are also important sources of new skills and mindsets, as are the talented people who joined us through acquisitions like Application Networks, Telerate and HedgeWorld. We have interwoven these new people with strong managers promoted from within the firm to form a diverse but close knit team.
     New to the leadership team this year are David Schlesinger as Editor in Chief; Joerg Floeck to head our European business; Susan Taylor Martin to leader our UK business; Jon Robson to run the Americas as well as Global Accounts; Michael Peace to head Research & Asset Management; and Mark Redwood to head Sales & Trading. This is the team that I am going to be working with to deliver on our promises for 2007 and beyond.
     Culture change does take time, but we have made real progress in building a performance culture at Reuters.
2007 and Beyond
     What I hope I have done this morning is to give you a sense of how determined we are to move Reuters from being just a good company, to being a great company. It is about accelerating our revenue growth, beating down the cost base and banishing mediocrity, be it in service, in margins or in people.
     2006 was a good year with 4.8% underlying growth; Core Plus ahead of target; key new hires; a 10% dividend increase. But, 2007 will be better. We will see stronger revenue growth and more of these revenues brought down to the bottom line in profits.
     As we continue, the combination of growth and simplification will take us through strong and sustainable revenue growth and 17-20% margins. I am looking forward to taking a stronger and hungrier Reuters into the future.
     With that, I will hand it back to Miriam, and David and I will be more than happy to take your questions.

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Question & Answer Session
          Polo Tang (UBS): I have a couple of different questions. The first one is, you said 17-20% margins medium term. Can you just define for us what you mean by ‘medium term’? Also, when you talk about the different divisions, if you actually pan out what you are saying, you want double digit revenue growth for Enterprise Media, etc., you want x, y, z margins. If you add it all up together, it sounds like what you are striving for in the business, longer term, is something that is going to give you high single digit revenue growth, but if you add up the margin side, it sounds as if the margins will be less than 20%, so could you just clarify that this is what you are saying and what you think about the relationship between revenue and margins.
     A final question: could you just talk about the capex profile over the next couple of years, because obviously it is quite high in 2007, but what is the profile a bit further out. Thanks.
          Tom Glocer: I will take the meat in your sandwich, the middle question about aspiration, and let David jump in on capex and what does medium term mean.
     I agree with you in terms of the implication for revenue growth for the firm overall. I think we can push for higher growth in the business and you have seen us invest a bit more this year as we are more confident. I certainly do not think we put a 20% cap on margins. We continue to look, as David said, at the trade-off between investment through the P&L and revenue growth, and where we see an opportunity to have a higher exit rate and revenue growth with the important implications for long term value, we will go for it. I very much think that with an Enterprise division growing strongly, and producing mid-20s and plus margins, and Sales & Trading, which is the largest division, in the 17-20% range, we can get above that if we want to.
          David Grigson: Polo, I do not want to be too prescriptive about what we mean by medium term because that would mean defining it in the context of 2008/09. The really important point to make in this context is that we are seeing margin progression. As I said in my speech, if it was not for currency, we would see even more margin progression in 2007 than in 2006 and that is clearly pointing towards the 17-20% range.

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     Another point to make here is that seeing margin in isolation from revenue growth is not the way to do it. Let me draw to your attention to the very significant margin impacts that even in 2006 are £5 million of extra investment in Core Plus, from which we delivered £7 million of extra revenue and £2 million of additional profit. That minor alteration against our original objective contributed nearly 25 basis points of margin decline in that year, so please look at margin in the context of growth and margin rather than as margin in isolation, and we are moving in the right direction. Generally, we are pretty happy with the consensus view that you have in this context around absolute amounts of revenue and profit, but do not focus too heavily on margin in isolation from revenue.
     Finally, on capex, as I said we are spending more in 2007 than we might have expected a couple of years ago when we gave some indication that we expected the hump to start tailing off. There are a couple of reasons for this. It is taking us longer and proving to be more expensive to get our data centre upgrades in place, however that is close to being behind us now if not, in some instances, firmly behind us. We have had to do more remedial work and also, at the same time, the data volumes keep growing and we have had to invest behind that and, clearly, we are also investing behind our Core Plus initiatives as well.
     From here, capex starts to move towards investment to drive towards a more modern, more efficient — space efficient and cost efficient — more supportable kind of data centre and delivery platform, which will, in time, start to drive the profile of capex down. The right way to look at it, given that some of our capex is fuelling revenue growth, is not in absolute terms but in percentage of revenue terms. It was 8.9% in 2006 which we believe represents the peak, and longer term that should come down to something closer to 7% — that is the kind of profile that we would expect to see over the next few years but without being specific beyond 2007.
          Polo Tang: One follow-up question for clarification. If you are going to get higher revenues, that will lead to lower margins, is that what you are saying?
          David Grigson: Assuming the higher revenues come at a cost. I just used the 2006 example because I can talk specifically to the cost number and the revenue number: That is the trade-off we are trying to make. It is driving profitability in this business which is about making the right trade-off between margin and revenue growth, rather than just focusing exclusively on margin.

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          Colin Tennant (Lehman Brothers): Coming back to the margin point and a little on core costs, you said before that you are trying to keep core cost inflation under 3%. Obviously, this extra cost for revenue is discretionary cost I guess, so can you comment on that 3% number: is it still intact and within the overall fixed cost base is there still something you can do to reduce the overall cost?
     Secondly, on Core Plus when it was originally put forward, I believe 2008 was the year that those projects were going to move into profit. Is that still on track for the original group of projects?
          Tom Glocer: Do you want to share this or jump in first?
          David Grigson: Let me take the inflation one. We said that there is an underlying inflationary pressure on the business which has been about 3%. It was not hugely different in 2006 going into 2007, although the hot market for people is kind of nudging up some of the salary inflation pressures that we are seeing there. We have started to manage that sensibly but not at the expense of bringing in anything but the best possible talent, and then look for ongoing productivity and efficiency drives in the core business, which do not feature under any banner of transformational programme to bring that back closer to 3%. We achieved that in 2006 and I believe we can achieve it again in 2007, and hope to go on achieving it.
     Under the broader picture of what is possible, it is laid out in our transformation agenda under Core Plus where the initiatives that Tom talked about are intended to take cost savings worth £5 million in 2006, which, from the original programme, are expected to be £20 million in 2007 and drive that to £150 million by 2010. Tom has talked specifically about the key initiatives that will underpin that, and we are confident that we shall deliver that.
          Colin Tennant: What about Core Plus moving to profit in ’08?
          David Grigson: The original plan was that it would pretty well break even, and it is too early to say whether we shall be exactly at that level or perhaps slightly better. The view we are taking is that, if we are going to invest more, it has to deliver higher revenue growth and quickly to get good payback on it. Therefore, hitting those targets and that profile for Core Plus is imperative to us. What we would really like to do is drive exactly the profile we promised for Core Plus but deliver in the longer term

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a higher sustainable exit rate on revenue, which would be a really good outcome. So, yes, I believe we can still achieve that breakeven number in 2008 on Core Plus, and hopefully we can do better.
          Mark Braley (Deutsche Bank): I have three unrelated questions. First, on the extra capex, to what extent is this cost one that eventually you will be able to pass on to customers, so it is down to the increase in volume requirements which the customers should pay for, rather than catch-up to fix your systems that have historically been under-invested? Secondly, are you happy with the revenue performance in Asia, do you think it is strong enough and how do you think it compares to that of your main competitor? Third, an accounting question: in relation to the sterling costs, will it be possible materially to reduce those, or are they so big relative to the size of your UK business because of the accounting for the capex?
          Tom Glocer: Why don’t I take the first two? In terms of our ability to pass on cost, everyone is struggling with the issue of very high data update rates, and we have been able to achieve a somewhat stronger price increase into 2007 than in the year before. We are also working very hard on ways to deploy technology to change the equation. Coming back to Colin’s question, one of the things we are looking at is whether we can scale the architecture on a horizontal basis in a better way so that we are not just constantly having to respond and build out networks.
     On Asia, as David said, in the second half of the year they slowed down a little as far as new revenue growth. Overall, Asia did about 6%, we did closer to 25% in India and China, so we are getting our fair share of growth. We probably could have done a little more had we not been so focused on completing the integration of Telerate by year end, because it takes a fair amount of front line effort to do that. However, Asia still looks strong and the nice thing is that Japan, which is a very large component of it, is contributing to growth.
          David Grigson: I’ll jump in on the sterling cost issue, because Tom’s usual response to this is let’s move the corporate centre to New York!
     The fact is that we have reduced our sterling costs just as we have been reducing our dollar costs, and just as we have been reducing our euro costs. A lot of the drive through Fast Forward was about taking costs out of high cost centres and moving

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them to more efficient but more quality-based, and indeed more consolidated centres in Bangalore, Bangkok, now Beijing and more recently Gdansk as well. That has had the effect of taking costs out of high cost centres including the UK.
     We run a global company and we shall put our activities in the places where they need to be, or where we get the best delivery from them. Our front line operations absolutely need to be where our customers are. This is our corporate centre, so we shall run our business from here which carries a cost with it but, where we can, we shall consolidate development activity, data gathering activity, in centres where we can re-engineer the processes, put really top quality assurance processes in place on top of that and get a real benefit from it, even if it means increasing our currency exposures as a consequence. We shall manage our currency exposures, do the normal things, make sure our debt is in the currencies where we have profit exposure. We have more than 100% of our debt, as an example, carried in US dollars, so that gives us some and, as we leverage up further, that will, of course, give us more mitigation against that particular exposure. We shall continue to do that and to drive for profitability on that basis.
          John Clarke (Brewin Dolphin): Could I just pursue the cost question a bit further. Is it possible to quantify what the proportion of costs in emerging markets is now and perhaps what you think it will be in two years’ time, or perhaps what it was two or three years ago. I am not talking here about exact dates but obviously I am talking much more about trends.
     The other thing I would like to know a little about is market share, because you did not say very much about that in your presentation. I appreciate that there are difficulties involved, but I think there were two categories really. There are the obvious competitors in Bloomberg and Thomson, and also in-house competition from banks and financial institutions – in a sense, people who are clients as well as competitors.
          Tom Glocer: You are right that we did not talk about market share, mostly because we have now got into the cycle of talking about market share when we release our annual market share study, which is at the time of our first quarter trading statement. Actually, now is the time when our analysts are hard at work, trying to amass the data from last year, but let me try to give you a little indication.

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     We certainly think that we are doing well at the large sell-side firms, which are growing nicely and have put out great results – whether it is an enterprise agreement, as we just did with HSBC or with Citi, or more generally with the big accounts. Anecdotally, I think we are doing well. The only datapoint I have — since I do not really get to see Bloomberg data – is Thomson, and I looked at their results which they announced a couple of weeks ago. In Q4, they did 6% total growth in constant financial, of which 2% was organic. I lay that against our 6.5%/4.8% organic, and that should tell me that we are taking share, but we are certainly holding our own there.
The final point of your question is very valid. We see a trend among all our customers, not so much to go in and compete in our business but to do more of the work themselves. Since we provide our information in more modular form, in feeds, or even allow applications like parts of Reuters Knowledge to be decomposed and sold on a unit basis, we are managing to prosper, even as our customers do more of the work themselves.
          David Grigson: To pick up on costs in Asia, before we started on the Fast Forward programme, about 17% of our revenues and about 15% of our costs were in Asia. If we look forward from where we are now, we could have as many as 3,000 people in Bangalore, we have 1,000 people in Bangkok, and we had zero people in any of these centres three or four years ago. Beijing is 250 people by the end of this year, and rising. Gdansk will turn out to be something of a similar scale in the next two or three years. There is clearly a significant shift in the kind of focus of where our people are and therefore some level of the cost that goes with that has shifted to Asia.
     I cannot give you an end-state in terms of cost as a proportion of total and of course, part of the reason for doing that is not because of all the quality issues and the efficiency issues, but because of the ability to get more bangs for your bucks by investing in those regions. That is what I mean by running a global company – we can afford to do that and deliver the benefits from it.
          Paul Sullivan (Merrill Lynch): I have three questions, if I may. First, could you talk about the cycle and where you think we are in it at the moment?

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     Secondly, could you talk about revenue growth through the first quarter, and any phasing issues that we should be aware of? Then could you provide a breakdown of your target for the full year, between recurring, outright and usage?
     Finally, could you update us on where you think you are with regard to your acquisition strategy, going forward? Should we expect more from you over the next 12 to 18 months?
          Tom Glocer: Let me start with cycle and acquisitions. In terms of the cycle, the environment is generally very favourable – certainly in Asia. I have already mentioned Japan, and Singapore is doing well, and India and China are doing very well. Our US business performed well, and our Brazilian business performed well. Russia and the Middle East grew by 20%. Even in continental Europe where, as David mentioned, we are seeing some drag on performance from consolidation, they managed to contribute more this year.
     How much longer can this go on, and what are the implications if it does not? The year 2007 has started off very strongly, and we have January and February sales under our belt. As you go further into the year, in a subscription business, it tends to have less of an effect, obviously, on this year. I am not quite at the point, after two months, to declare victory, but 2007 feels strong. In the conversations that I am having with all of your firms, people are more worried about the second half and, therefore, for us, that is 2008. Something I would point to, more than the turbulence in the emerging markets is the slowdown in the US – the revision downwards – in GDP. Whether or not we have a soft landing, and what the implications for the US economy in 2008 are, that is what I will watch during the year but, for 2007, we are looking quite good.
     In terms of acquisitions, we have been careful over the last few years. We have had a bias towards dispositions. I have never wanted to sit on assets like Factiva, since I think Reuters probably could have and should have been more active on assets like Instinet and Tibco earlier.
     We look at the same three things as everyone else probably does for growth. One is organic, and I am especially pleased to see us investing there and getting return there. The second is partnering, and I think Reuters is a better partner than we have been at any point in the recent past. A deal like the CME shows that we are not content just to sit on even some of our strongest assets in FX.

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     In terms of acquisitions, we have tended to do small to medium sized bolt-on acquisitions. For us, the key issue is that I do not believe that you can buy growth, but you pay for it in capital. So you have to have an angle and there has to be a reason as to, ‘Why am I a better buyer than KKR for a given asset?’ I can strongly answer that question on things like Multex, which we bought at a time when no one was buying. I can certainly answer it on Telerate, where we uniquely were able to get cost synergies out and add capabilities. However, we will not just throw money at growth, and I do not think we need to.
          David Grigson: Just to pick up on the other questions, with Q1, as we sit here, we do not see any particular significant quarter-by-quarter distortions. Last year, of course, we had the Telerate effect coming through, positive in the first half and negative in the second half, and we had some timing issues around outright. At this point, I cannot predict the outright timing exactly – and that is the nature of the beast –but we do not see any major quarter-to-quarter deviations that you need to be aware of.
     On the breakdown of our guidance by recurring transactions or usage and outright, clearly usage will be our fastest growing revenue stream, and Tom talked about the record-breaking volumes we have seen, for instance in January, which support that. By implication, this means that both recurring and outright will be growing slightly more slowly than our aggregate underlying revenue growth. You saw the pick-up in recurring through last year, 3%, 4%, just under 4%, just over, and just under 5%, on a nice trend. That gives you some suggestion for how we see that going through next year as well.
          Rogan Angelini-Hurll (Citigroup): Just following up on that question, Tom alluded to 2008, but did not say anything about what the growth rate might be. Historically, you have talked about 2-4% for core, and then 3% for Core Plus but, if you strip out Telerate, you will be doing 7% in 2007. Is it just the worries about the US economy that are holding you back from saying a little more about 2008? Or is there anything else that we should be thinking about?
     Then I have a very quick question for David, which is about the Core Plus revenues. Could you split those out between recurring usage and outright, please?

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          Tom Glocer: What is holding me back? I agree with the trend that you have identified and, in particular, that our growth would be stronger were it not for the Telerate effect in the year in which we are giving you guidance.
     We are somewhat unique, given how much of our revenues come from financial services. I do not know too many of your institutions that will even give this level of guidance in the current year, but to look out to two years of revenue guidance is going too far. We want to leave you a little bit of room to do your job as well! [Laughter]
          David Grigson: On the Core Plus revenue growth, rather than talking about this under recurring usage and outright, perhaps I should pick it up under the headings of Core Plus. The biggest driver was transactions which, was a little less than a third of the £32 million. The driver behind high value content sales was Knowledge., there was the Enterprise activity under Peter Moss, and the activity in new markets, in consumer media, as well as what is going on in new geographic markets such as China and India. These three were all contributing roughly the same and making up the balance.
     Transactions is a combination of usage – mostly usage, particularly the kind of prime brokerage – but also driving some sales of 3000 Xtra, insofar as we can judge that discreetly as being a consequence of the transaction system being built into the desktop. That is the best way of looking at that.
          Rogan Angelini-Hurll: If you could perhaps share my job, if I provide the economic environment, would you provide the rest of it? [Laughter] If we thought there was not going to be a slow down, is there any reason why the 2008 growth, given that you have an extra percentage point from Core Plus, should not be better than the 2007 growth?
          Tom Glocer: So you want me to hold economic conditions as they are today? This is an easy one because the implications of a subscription business are that, as long as I have positive net sales this year, I will have a flow-through effect into next. If you tell me that the conditions will stay the same – i.e., I will not suddenly have negative net sales in 2008 – then the answer is yes, that the revenue should go up. However, that is more maths than it is anything else.
          Rogan Angelini-Hurll: Will growth accelerate?

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          Tom Glocer: If you are holding my net sales rate constant next year, and giving me the flow through effect of this year, then the answer is yes.
          Rogan Angelini-Hurll: I will try my best!
          Paul Gooden (ABN Amro): Can you talk a little about the Enterprise Licence Agreements, and give us a sense of what exactly these agreements allow your customers to do that they could not do previously? How many customers will sign up to this?
          Tom Glocer: We are more than willing to have the discussion with ABN. Ultimately, there is nothing that customers cannot do in one form or another but the issue is that what they would otherwise have to do would be to go to multiple sources and manage multiple relationships and do a huge amount of heavy lifting themselves. Among the advantages are that, if you are taking data into the house in your front office, and you can use the same datasource, the same prices and the same data model in your middle and back office, then you just cut out (a) the cost of having to do all sorts of reconciliations, front to back, and you can write an application once – hence the interest of our IBM relationship – and populate it right across your enterprise.
     There are some things which only Reuters does. The ability to go out of the Reuters FX trading system, have your deal position captured directly into Kondor+, and then go into middle and back office for settlement – I do not know anybody who offers that entire chain, and that is very appealing to customers. We are seeing more and more interest in this sort of arrangement.
     It is based on very open technology and also on an open commercial model, where we are saying to clients that we will not just force the product onto you. If what you want to do is to engage with us and, for instance, use our permissioning system, and use our symbology deep inside the enterprise, there is a price at which we are willing to provide those things. That is showing good growth. Once you get in, it is very nice business because you really become – as Kevin Bourne said – integral to their operation.

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          Simon Baker (Credit Suisse): I have two questions, one on revenues and one on margins. First, as far as the revenue outlook, Tom you said that towards the end of 2006 you were feeling more optimistic about Reuters itself but perhaps wary of the outlook into 2007. I just wonder whether you can update us on your thoughts there, given the fact that on your guidance for ’07, if we strip out the 2%+ for Core Plus out of the 6%+ for overall organic revenue growth, you have 4%+ compared to the 2-4% previously for medium term guidance for Core?
     Secondly, on margins I want to understand the moving parts there into 2008. If we are still sticking to the Core Plus and transformation margin improvement that would come through from your original target, that is more than 6 percentage points, so even if we allow for 1% as FX drag, surely that is an 18% or so margin in 2008. I wonder whether there are any other moving parts there that we should allow for?
          Tom Glocer: As far as relative wariness or caution, my parents sent me into the world with portable wariness, so if in 2006 I was worried about 2007, I have moved that worry into 2008 not because of anything specific but just because the world is a complicated place and stuff happens. It has always been a good discipline for us to plan our cost base not on everything going perfectly and then, if the party continues, that is great, we shall bring more of it to the bottom line. I am feeling optimistic about 2007 with, I hope, some justification.
          David Grigson: Without clarity on revenue for 2008, it is very hard to be specific about margins, because those two things are connected. As with the answer to Colin’s question, what we are confident of doing is delivering the P&L consequences of the Core Plus programme that we led out in 2005, so that is why we are happy with where the consensus is for those future years now. How that translates into revenue and margin is a product of how fast we want to invest behind market opportunities, partly looking more attractive because of general market conditions, and partly because we see new opportunities opening up in front of us. Machine readable data is one such example, which was not originally in the plans for Enterprise but certainly something that Peter does intend to invest in this year from which he expects to see revenue emerging quite quickly. Therefore, the revenue margin equation has to be answered in aggregate rather than independently, and that is a really important point to understand.

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          Simon Wallis (Collins Stewart): I have one question. Of the £1.4 billion revenue from the EMEA region, can you give a rough idea what kind of proportion would come from German, Swiss and Italian banks?
          David Grigson: I am doing some mental arithmetic while Miriam sees if she can uncover the answer. From German and Swiss, I would say it is about 18-19% of EMEA revenue.
          Simon Wallace: And Italian?
          David Grigson: Add about another 7%. On those, we have seen positive sales performance in each of those geographies in 2006, which bodes well for seeing growth in those countries in 2007 underpinning the improving momentum in EMEA. One last question from Colin in the front row – it is unusual for us to give someone two bites of the cherry.
          Colin Tennant: Thank you very much. It is a bigger picture one really. We are coming off the back of a very strong period in the market and we have had a bit of a wobble over the last couple of days. If we do see a turnaround in banking fortunes and, heaven forbid, we are all making losses in a year’s time, how is the business set up now in terms of more machine readable stuff, less desktop: are you better placed than perhaps you were? Also which bits would you look to cut back on immediately and how much flexibility do you have in the event of that?
          Tom Glocer: I am glad you asked about the bigger picture, I was afraid you were going ask for our Andorra revenue – of which we have some.
     I believe that we are better positioned because we are more tied to volume of trading activity and somewhat less reliant on headcount. Heads have certainly been added but not as much on trading desks as in other parts, including corporate finance in the big banks. Therefore, we are both positioned much better as far as sweet spots –our Enterprise Information data, the direct feed. People will continue to trade, they need to continue to evaluate portfolios and price, so my bottom line is that it will still hurt but it will be a headache as opposed to meningitis.
          David Grigson: Thank you all very much indeed.
- Ends -

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